UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A. and
subsidiaries

Financial Statements together
with Independent Auditor’s
Report

As of December 31, 2009 and 2008

Independent Auditor’s Report

(Convenience Translation into English of original previously issued in Portuguese)

To the Board of Directors and Shareholders of Fibria Celulose S.A.:

1.
We have audited the accompanying balance sheets (individual and consolidated) of Fibria Celulose S.A. (previously denominated Votorantim Celulose e Papel S.A.) as of December 31, 2009 and the related (individual and consolidated) statements of operations, changes in shareholders’ equity, of cash flows and value added for the year then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements as of December 31, 2008 of jointly-controlled Veracel Celulose S.A. have been conducted by other independent auditors. In the financial statements of Fibria Celulose S.A. for the year ended December 31, 2009, the investment in this investee is stated under the equity method. The balance of this investment as of December 31, 2009, and the interest in the net profit for the year then ended represents R$1,314,543,000 and R$42,314,500, respectively. Veracel Celulose S.A.’s assets included in these consolidated financial statements represent R$1,731,234,500. Our opinion, as it relates to the amounts generated by said investee, is based exclusively on the opinion of these other independent auditors.

2.
Our audits were conducted in accordance with auditing standards applicable in Brazil and comprised: a) planning of the work, taking into consideration the materiality of the balances, volume of transactions, and the accounting and internal controls systems of the Company; b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and c) evaluating the significant accounting practices and estimates adopted by Company’s management, as well as the presentation of the financial statements (individual and consolidated) taken as a whole.

3.
In our opinion, based on our audits and on the opinion of other independent auditors, the financial statements referred to in paragraph 1 above present fairly, in all material respects, the financial position (individual and consolidated) of Fibria Celulose S.A. as of December 31, 2009, and the results of its operations, the changes in shareholders’ equity, the statements of cash flows and of value added for the year then ended, in conformity with Brazilian accounting practices.

4.
The financial statements (individual and consolidated) for the year ended December 31, 2008 were audited by us and our report dated March 27, 2009, contained comments about the Company’s ability to continue as a going concern, in particular by the acquisition of a significant portion of the voting capital of Aracruz Celulose SA, which was undergoing financial restructuring. This uncertainty no longer applies to Company’s current operations. Additionally, as disclosed in Note 2, the operations of Aracruz became fully consolidated in the financial statements for 2009 and no longer in proportion of the Company’s interest in this investee, making them incomparable to the financial statements of 2008.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 25, 2010

(Portuguese Original signed by):

Auditores Independentes	Rogério Villa
Engagement Partner

Management’s Explanatory Notes to accounting statements as of December 31, 2009 and 2008
(In thousands of Reais, unless otherwise indicated)

1.	Operating context and new business developments

General Considerations

Fibria Celulose S.A. (formerly named Votorantim Celulose e Papel S.A. “VCP” and hereinafter called “Fibria”, “Company” or “Corporation”) and its subsidiaries have as main activity forest exploration and industrialization and trade of hardwood, printing and writing paper and special papers.
Company’s businesses are strongly affected by the prices in force in the paper and pulp worldwide market, historically cyclical and subject to significant floating in short periods, due to several factors, such as: (i) worldwide demand for paper and pulp products, (ii) worldwide manufacturing capacity and strategies adopted by the main manufacturers and (iii) availability of substitutes for those products. The Company’s management cannot control all those factors.
On March 30, 2009, the new manufacturing site of Pulp of the Company started to operate, Horizonte Project, located in Três Lagoas-MS, the largest single line pulp plant in the world and with manufacturing capacity of 1.3 million tons per year.

a) Acquisition of Aracruz’s shares

Company announced on January 20, 2009 acquisition of 12.37% of total capital of Aracruz Celulose S.A., (28% of voting capital or 127,506,306 common shares) held by the families Lorentzen, Moreira Salles and Almeida Braga for the amount of R$2,710,000, to be paid in six half-yearly installments, without restatement or additions.

Due to such acquisition, on February 6, 2009, the Company’s Extraordinary General Meeting (“AGE"), decided and approved the Management’s proposal for increase of Company’s capital stock in up to R$4,254,000, issuing up to 223,894,737 new shares, 62,105,306 common shares and up to 161,789,474 preferred shares in the unit price of R$19.00 for private subscription. The issuance price corresponded to the average quotation value in the market for shares issued by former VCP in auctions from December 2, 2008 (including) until January 16, 2009 (including), plus premium of 11.78%, according to Company’s managers, that was the best moment for the value of new shares to be issued. Capital increase mentioned was subscribed and paid in as follows:

a) VID (Votorantim Industrial), exercising its preference right, subscribed 62,105,306 common shares in a total amount of R$1,180,000, of which R$1,000,000 paid in upon use of credits represented by AFACs and R$180,000 remainder in cash;
b) BNDES Participações S.A. - BNDESPAR, as holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares issued by VCP, fully paying them with those common shares issued by Aracruz, in the unit amount of R$14.56, amounting to R$828,185;
c) BNDESPAR guaranteed, as expected, subscription and full payment of 95,789,474 preferred shares and/or remaining preferred shares from VCP in a total amount of R$1,820,000, forcing VID to assign, on behalf of BNDESPAR, the preference right to subscribe such preferred shares that remained after subscription of VID;
d) other Aracruz’s shareholders, holders of common shares outstanding in the market were entitled to use their common shares issued by Aracruz, that would be received for the unit amount of R$14.56 in the capital increase of VCP; the difference for R$19.00 would be paid in species;
e) the families Lorentzen, Moreira Salles and Almeida Braga and Safra family guaranteed subscription and full payment of the remainder of preferred shares from VCP.

In addition to Aracruz’s acquisition, on March 5, 2009, VCP entered into an agreement with Safra Family to acquire 127,506,457 common shares issued by Aracruz, representing around 28% of voting capital stock for the price of R$2,710,000 to be paid in six half-yearly installments. The first installment was paid on April 29, 2009.

On July 1, 2009, the Public Offer for Tag Along Shares for holders of common registered shares from Aracruz “ARCZ3” was ended. The total of underlying shares from the Tender Offer was 15,507,357 common shares, sales orders amounted to 13,828,307 common shares, adhesion equivalent to 89% of total of addressees.

The Tender Offer total disbursement, whose amount was R$236,633, is divided into 6 installments and will take place until July 2011. The first and second installments that amounted to R$88,270 were settled in July 6, 2009. Other installments due in the same dates agreed with the families Safra, Lorentzen, Moreira Salles and Almeida Braga. Thus, VCP increased its interests in 1.34% in Aracruz’s total capital, since this date it holds 43.90% of the total capital and 99.6% of voting capital.

On July 2, 2009, the term for exercising the right of recess of the Company’s shareholders due to resolution adopted in Extraordinary General Meeting held on May 30, 2009, which approved conversion of all 244,347,953 shares of preferred stock, registered, book entry and without par value issued by the Company into common shares in the proportion of 1(one) preferred share for each 0.91 (ninety and one hundredth) of common share.

On July 17, 2009, VCP and Aracruz’s shareholders announced approvals in the plan of exchange of Aracruz’s preferred shares for VCP’s common shares in the proportion of one preferred share from Aracruz for 0.1347 of common share from VCP. This exchange relation was previously examined and approved by the Board of Directors of both Companies, after recommendation of Independent Special Committees of both Companies, established in compliance with provision in Guideline Opinion CVM No. 35/08

On August 26, 2009, Extraordinary General Meetings of VCP and Aracruz approved incorporation of all shares representing capital stock of Aracruz by VCP. Because of incorporation of Aracruz-issued stock, the last day for trading shares in BM&FBovespa was November 17, 2009. The status for “B” preferred shares held in custody linked to Aracruz’s American Depositary Receipts (ADRs) migrated to Fibria-issued common shares held in custody. Such date was the same of the last day of negotiation of Aracruz’s ADRs in “New York Stock Exchange” (NYSE).

Because VCP changed its name to Fibria on November 5, 2009, the last trading day of common shares issued by VCP on BM&FBovespa under the ticker symbol VCP3 was on November 17, 2009. Therefore, since the auction on November 18, 2009, only common shares issued by Fibria are traded under the ticker symbol FIBR3.

b) Sale of Guaíba Unit

On December 15, 2009 Company completed the sale, of CMPC from Chile to the Brazilian subsidiary, of equity elements represented by industrial units, lands and forests that compose the group known as Guaíba Unit in the municipality of Guaíba, State of Rio Grande do Sul. The sale amount agreed in US$1,430 million was adjusted to US$48 million related to US$20 million in leased assets (not impacting cash) and US$28 million related to amounts held for adjustment of forest physical inventory to be confirmed. Thus, the amount registered in sale of R$2,416 million generated capital gain of R$33,414, accounted for in the account of other operating income (expenses).

On December 15, 2009 the company received US$1.300 million (equivalent to R$2.273 million) and in January 2010 received another installment in the amount of US$80 million (equivalent to R$ 139 million). The remainder will be received in the first quarter of 2010, after confirmation of forest physical inventory.

c) Merger of Companies

On December 21, 2009, Fibria’s Extraordinary General Meeting approved merger of Arapar S.A. and São Teofilo Representação e Participações S.A. by the Company. On December 22, 2009, Fibria’s Extraordinary General Meeting approved merger of Aracruz by the Company, both extinguishing target  corporations, by universal succession by the acquiring company. Considering that Fibria held the whole capital of the target companies, capital stock of acquiring company did not increase. Mergers, although fully valid since those dates, were suspended until December 31, 2009, date in which results assessed in target companies were accounted for. Thus, only after that merger was implemented and produced all effects, whether civil, corporate, accounting or tax.

We present below a summary of the main account groups of balance sheets of Aracruz Celulose S.A., Arapar and São Teofilo Representação e Participação S.A. as of December 31, 2009.

i) Aracruz Celulose S.A.

Assets
Current
Cash equivalents	2,141,270
Inventories	142,670
Other assets	998,044
Total of current assets	3,281,984

Investment	3,924,469
Property, plant and equipment	2,138,629
Others	368,160
Total of non-current	6,431,258

Total of Assets	9,713,242

Liabilities
Current
Suppliers	304,928
Funding	97,918
Other liabilities	64,526
Total of current liabilities	467,372

Funding	1,822,467
Debits with related parties	4,628,210
Others	615,465
Total of non-current	7,066,142
Shareholders’ equity	2,179,728

Total of liabilities and shareholders’ equity	9,713,242

ii) Arapar S.A.

Assets
Current
Cash equivalents	3
Taxes recoverable	12
Total of current assets	15

Investment	131,414
Total of non-current	131,414

Total of Assets	131,429

Liabilities

Shareholders’ equity	131,429

Total of liabilities and shareholders’ equity	131,429

iii) São Teofilo Representação Participação S.A.

Assets
Current
Taxes recoverable	6,362
Total of current assets	6,362

Taxes recoverable	7,114
Investments	2,551,727
Total of non-current	2,558,841

Total of Assets	2,565,203

Liabilities
Current
Accounts Payable	1,028,947
Total of current liabilities	1,028,947

Accounts Payable	951,942
Total of non-current liabilities	951,942

Shareholders’ equity	584,314

Total of liabilities and shareholders’ equity	2,565,203

Comparison of the parent company balance sheet as of December 31, 2009 with the previous year shall consider mergers of Aracruz Celulose S.A., Arapar and São Teofilo Representação e Participação S.A. performed on December 2009.

d) Acquisition of Projetos Especiais e Investimentos S.A

On October 30, 2009, Company acquired 100% of shares of Projetos Especiais e Investimentos S.A., company responsible for administration of construction of pulp plant for Fibria in Três Lagoas – MS. The acquisition price of those shares paid to former parent companies (East Engineering Ltd and JP Invest Ltd) was R$1,500.

2.	Presentation of accounting statements and main accounting practices adopted

Basis for presentation

Management’s authorization for completion of these accounting statements occurred on February 25, 2010, considering subsequent events occurred until such date, which affected them.

Individual and consolidated accounting statements of the Company (parent and consolidated) were prepared according to the accounting practices adopted in Brazil, based on provisions in the Business Corporation Act – Act No. 6.404/76 amended by Act No. 11.638/07, under the rules determined by the Securities and Exchange Commission (CVM) and in Approvals and Guidelines issued by the Accounting Approvals Committee (CPC). They are not comparable to the ones from 2008 due to acquisition and further merger of Aracruz Celulose S.A., in 2009,  merger of Aracruz was total and in 2008 was proportional to the percentage of interests of 12.35%.

Description of main accounting practices adopted

Assessment of result

The operations result (income, costs and expenses) is assessed according to the accounting system of competence of years. The income for products sale is recognized when its value can be measured in a reliable manner and all risks and benefits are transferred to the buyer.

Accounting estimates

Accounting statements include estimates and premises, such as measurement of provisions for losses with credit operations, estimates of fair value for certain financial instruments, provisions for contingent liabilities, estimates for useful life of certain assets and alike. Effective results might differ from those estimates and premises.

Cash and cash equivalents

Cash and cash equivalents comprise cash, bank deposits, other short-term investments with high liquidity that can be converted into a known amount of cash and are subject to insignificant risk of change of value, as well as guaranteed accounts. Guaranteed accounts are presented in the balance sheet as “loans”, under current liabilities.

Financial instruments

Classification and measurement

Company classifies its financial assets under the following categories: measured at fair value through result, loans and receivables, held until maturity and available for sale. Classification depends on the purpose financial assets were acquired for. Management determines classification of its financial assets in the initial recognition.

Financial assets measured at fair value through result

Financial assets measured at fair value through result are financial assets held for active and regular trade. Derivatives are also categorized as held for trade, unless they were classified as hedge instruments. Assets under this category are classified as current assets. Profits or losses from variations in fair value of financial assets measured at fair value through result are presented in the income statement under financial result in the period they occur, unless the instrument was contracted along with another operation. In such case, variations are recognized in the same line of the result affected by such operation.

Loans and receivables

Loans and receivables are under this category, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included as current assets, except for those falling due above 12 months after balance sheet date (they are classified as non-current assets). Company’s loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the effective interest rate method.

Assets held until maturity

They are basically the financial assets that cannot be classified as loans and receivables. In this case, these financial assets are acquired with the purpose and financial capacity for their maintenance in portfolio until maturity. They are assessed by the acquisition cost, plus yield earned against the result in the year.

Financial assets available for sale

Financial assets available for sale are non-derivative determined for this category or not classified under any other category. They are included in non-current assets, unless Management intends to dispose of the investment in up to 12 months after the balance sheet date. Financial assets available for sale are accounted by the fair value. Interest of securities available for sale, computed by the effective interests rate, are recognized in the income statement as financial income. The installment corresponding to the fair value variation is entered against the shareholders’ equity under the equity assessment adjustments account, realized against the result when settled or due to impairment.

Fair value

Fair values of investments with public quotation are based on the current purchase prices. Company determines the fair value for financial assets without active market or public quotation through evaluation techniques. Those techniques use recent operations contracted with third parties, reference to other instruments substantially similar, analysis of discounted cash flows and models of pricing of options that make use of information generated by the market and rely the least possible on information produced by the entity’s Management.

Company evaluates, in the balance sheet date, if there is any objective evidence that a financial asset or group of financial assets is registered at the value above its recoverable amount (impairment). In case of evidence for financial assets available for sale, cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss due to impairment of this financial asset previously recognized in the result – is withdrawn from the equity and is recognized in the income statement.

Derivative instruments and hedge activities

Initially, derivatives are recognized at fair value in the date the derivatives agreement is entered and they are subsequently measured again at their fair value, fair value variations are entered against result, except when derivative is determined as hedge instrument of cash flow. Although the Company uses derivatives for hedging purposes, it did not apply hedge accounting until the year ended on December 31, 2009. Fair value of derivative instruments is disclosed in Explanatory Note 17.

Accounts receivable

They are presented at present and realization values and trade accounts receivable in foreign market are updated based on exchange rates in force in the balance sheet date. A provision is determined in an amount considered sufficient by the Management for credits whose recovery is doubtful.

Inventories

Inventories are presented by the average cost of purchases or manufacturing, the lowest among the replacement costs or realization amounts and are discounted from the provision for obsolescence, when necessary. Ongoing imports are demonstrated at the cost accrued for each import.

Income tax and social contribution

They are computed based on tax rates in force for income tax and social contribution on net profit and offset of tax losses and negative basis for social contribution are considered for purposes of determination of enforceability. Hence, inclusions in accounting profit of expenses, temporarily non-deductible, or exclusions of incomes, temporarily non-taxable, considered for assessment of current taxable profit, generate deferred tax credits or debits.

Deferred tax credits from tax loss or negative basis of social contribution and temporary additions are recognized only to the extent of their probable realization, based on the yield history and projections of future results.

Investments in subsidiaries and associated companies

Investments in subsidiaries are evaluated by the equity method. Other investments are recorded at the acquisition cost, less provision for devaluation, when applicable.

Property, plant and equipment

Property, plant and equipment assets are recorded at cost, plus spontaneous revaluations performed until 1994 and depreciated by the straight-line method considering the economical useful life estimate for the respective components. Depreciation annual rates are mentioned in Explanatory Note No. 10.

According to authorization of Approval CPC 13 – “Initial Adoption of Law No. 11.638/07”, Company did not chose to revert the installment not realized for the revaluation reserve established until December 31, 2008 and taxes incurred against lands and buildings.

Leasing

Property, plant and equipment leasing in which Company substantially holds all ownership risks and benefits are classified as financial leasing. Financial leasing are recorded as a financed purchase, recognizing, in the beginning, a property, plant and equipment asset and a funding liability (leasing). Property, plant and equipment acquired in financial leasing is depreciated by the rates defined in Note 10.

Leasing in which part of the ownership risks and benefits are held by the lessor are classified as operating leasing. Payments performed for operating leasing (net of all incentive received by the lessor) are appropriated to the result by the straight-line method during the leasing period.

Intangible

Share premium is realized in the acquisition or subscription of capital in another corporation, represented by the value of the investment acquisition cost that overcomes the equity method value, computed from the percentage of acquisition or subscription on the shareholders’ equity value of another corporation.

Allocated share premium is amortized according to the basis that determined it, during its expected useful life. Management determines the expected useful life of the investment based on evaluation of the respective corporations acquired in the moment of acquisition, considering surplus of assets and capacity of generation of future results. Share premium not justified by economical basis is immediately recognized as loss in result.

Intangible assets acquired separately are measured in the initial recognition at the acquisition cost and, after that, they are discounted from accrued amortization and losses of recoverable amount, when applicable. Share premiums generated in investments acquisitions performed until December 31, 2008, in which economical basis is future yield, were amortized by the straight-line method up to that date. Since January 1st, 2009 they are no longer amortized, they are just submitted to an annual test of evaluation of recoverable amount. (impairment).

Evaluation of recoverable amount of assets (impairment test)

Management annually reviews net accounting amount of assets in order to evaluate events or changes in economical, operating or technological circumstances that might indicate impairment or loss in their recoverable amount.

When such evidences are identified and the net accounting amount exceeds the recoverable amount, provision is established for impairment by adjusting the net accounting amount with the recoverable amount.

Borrowings

Borrowings are initially recognized at the fair value when funds are received, net of transaction costs. After that, they are presented at the updated cost, that is, plus charges and interest proportional to the incurred period ("pro rata temporis").

Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when its future economical benefits are likely to be generated in favor of the Company and its cost or value can be safely measured. A liability is recognized in the balance sheet when the Company has a legal or constituted obligation resulting from a past event, an economical resource is likely to be required to settle it. They are added, when applicable, by corresponding charges and monetary and exchange variations incurred. Provisions are recorded based on the best estimates of involved risk.

Assets and liabilities are classified as current when their realization or settlement is expected for the next twelve months.  Otherwise, they are demonstrated as long-term.

Contingent assets and liabilities and legal obligations

Accounting practices to record and disclose contingent assets and liabilities and legal obligations are the following: (i) Contingent assets are recognized only in case of real guarantees or favorable legal decisions, final and non-appealable. Contingent assets with probable success are only disclosed in explanatory note; (ii) Contingent liabilities are provisioned when losses are evaluated as probable and amounts involved are measurable with enough safety. Contingent liabilities evaluated as probable losses are only disclosed in explanatory note and contingent liabilities evaluated as remote losses are not provisioned nor disclosed; and (iii) Legal obligations are recorded as liabilities.

Rules and interpretations of rules not in force yet

Rules and interpretations of rules listed below were published and are mandatory for fiscal years beginning on and after January 1st, 2010. In addition, other rules and interpretation that change accounting practices adopted in Brazil were published within the convergence process with the international accounting rules. Rules listed below are only those that will or might materially affect Company’s accounting statements. Under the terms of these new rules, accounting statements for 2009 presented herein shall be presented again for comparison purposes.

Company did not previously adopt those rules in the year ended on December 31, 2009.

CPC	Resolution	Objectives
CPC 15 – Business combination	Resolution CVM 580
It determines the accounting treatment along with business regarding recognition and measurement of acquired assets and assumed liabilities, share premium for expectation of future yield (goodwill) and minimum information to be disclosed by the Company in those operations.

CPC 16 – Inventories	Resolution CVM 575	Determination of cost value for maintenance inventories, recognition as expense in the result, including any decrease to the net receivable amount.

CPC 20 – Borrowings costs	Resolution CVM 576	Treatment of borrowing costs and possible inclusion in the assets when attributable to acquisition, construction or manufacturing of an asset.

CPC 23 – Accounting Policies, Change of Estimate and Error Rectification	Resolution CVM 592
It defines criteria for selection and change of accounting policies, along with accounting treatment and disclosure of change in accounting policies, change in accounting estimates and error rectification.

CPC 27 – Property, plant and equipment	Resolution CVM 583	It determines accounting treatment for property, plant and equipment regarding recognition, measurement, depreciation and losses due to devaluation.

CPC 29 – Biological assets	Resolution CVM 596	It determines accounting treatment and disclosures associated, related to biological assets and agricultural products. It does not apply to lands.

CPC 31 – Non- Current Assets held for Sale and Discontinued Operation	Resolution CVM 598	It determines accounting of non-current assets held for sale (offered for sale) and presentation and disclosure of discontinued operations.

CPC 38 – Financial instruments: recognition and measurement	Resolution CVM 604	It determines principles to recognize and measure financial assets, financial liabilities and some agreements for purchase and sale of non-financial items

CPC 39 - Financial instruments: presentation	Resolution CVM 604	It determines principles to present financial instruments as liabilities or shareholders’ equity and to offset financial assets and financial liabilities.

CPC 40 - Financial instruments: evidence	Resolution CVM 604
It determines disclosure of: (a) relevance of financial instrument for equity and financial status and for Corporation’s performance and (b) nature and scope of risks from financial instruments to which Corporation is exposed in the period and in the end of the accounting period and how entity manages those risks.

Management of the Company and its subsidiaries is currently analyzing the impacts of application of these new technical approvals issued, considering that the most significant effects will be a result of registration of biological assets surplus and recognition of discount from exchange of assets to be accounted directly in the shareholders’ equity.

Additionally, on December 23, 2009, ICPC-10 was issued to determine rules for initial application of CPC 27. This rule will not relevantly impact the Company because concept of application of useful life has been already adopted.

Consolidated accounting statements

Accounting statements were prepared according to the applicable consolidation practices and legal provisions. Accordingly, mutual interest, accounts balances, income and expenses and profits not realized among companies were excluded. Subsidiary, along with Veracel Celulose S.A, was proportionally consolidated with the interests percentage.

Accounting statements comprise accounting statements of the parent company Fibria Celulose S.A (Former VCP) and of the following direct or indirect subsidiary companies: VOTO - Votorantim Overseas Trading Operations NV ("VOTO IV"), VCP Overseas Holding KFT., Newark Financial Inc, , VCP North América Inc. ("VCP N.A."), Normus Empreendimentos e Participações Ltda., VCP-MS Celulose Sul Mato-Grossense Ltda, Fibria Overseas Finance Ltd, Fibria InternacionaL GMBH, Asapir Produção Florestal e Comércio Ltda., Projetos Especiais e Investimentos S.A., Veracel Celulose S.A, Alicia S.A, Mucuri Agroflorestal S.A, Portocel, - Terminal Especializado de Barra do Riacho S.A, Aracruz Produtos de Madeira, Aracruz Trading Internacional Ltd, Aracruz Celulose (USA) Inc, Aracruz Trading S.A, Ara Pulp and Riocell Limited. The company VCP Trading N.V. ("VCP N.V.") was closed on June 24, 2009 and the companies Aracruz Celulose S.A, Arapar S.A and São Teofilo Representação e Participação S.A were merged on December 31, 2009.

Shareholders’ equity and the year’s income demonstrated on December 31, 2009 by the parent company are different in R$26,012 and R$44,545 respectively from those presented in the consolidated accounting statements, due to profits not realized in inventories.

3.	Cash, cash equivalents and securities

		Parent Company		Consolidated
	% -
	Remuneration
	rate of
	investments	2009	2008	2009	2008
Cash and banks	-	15,801	22,704	264,388	73,165

Cash equivalents
In national currency
Bank deposits certificates	101.2% of CDI	177,786	-	214,217	-

In foreign currency
Fixed term deposits	0.41% p.a.		-		85,610

Cash and cash equivalents		193,587	22,704	478,605	158,775

Securities held for negotiation	102.7% of CDI	2,741,831	345,128	3,322,553	728,178
Held to maturity investments	102.6% of CDI	161,663	-	161,663	-

Securities		2,903,494	345,128	3,484,216	728,178

Cash, cash equivalents and securities	-	3,097,081	367,832	3,962,821	886,953

Long-term installment	-	(65,439)	-	(65,439)	(780)

Current instalment	-	3,031,642	367,832	3,987,382	886,173

Balance of short-term investments is substantially represented by quotas in investment funds, exclusive investment funds and investments in bank deposits certificates whose original maturity is not above 90 days.  The assets of funds are mainly compose d by Bank Deposits Certificates, committed debentures, securities from Federal Government and Credit Instruments, with original maturities in February 2010 and September 2012. However, securities held for trade forming portfolio of exclusive funds have daily liquidity without change in earnings when advanced redemptions are requested.

4.	Trade accounts receivable

	Parent Company		Consolidated
	2009	2008	2009	2008
Clients in the country	258,215	200,507	285,658	216,998
Clients abroad	917,777	521,696	920,571	235,428
Advances of Export Agreements	(272,067)	(497,620)	(324,303)	(134,354)
Provision for losses when credits are received	(32,550)	(12,980)	(39,738)	(14,252)
	871,375	211,603	842,188	303,820

On December 31, 2009, Company had outstanding Vendor operations in the amount of R$187,701 (R$261,107 in 2008), discounted by an accounting method from the balances of trade accounts receivable in the country. Company guarantees those operations and potential losses considered in the provision for losses when credits are received.

5.	Inventories

	Parent Company		Consolidated
	2009	2008	2009	2008
End products
In the plant/ deposits	147,679	119,930	152,582	131,286
Abroad	-	-	348,478	130,741
Ongoing products	19,807	27,251	23,768	32,648
Raw materials	112,783	63,939	164,000	75,714
Stockroom	173,265	110,162	253,808	142,476
Ongoing imports	4,097	9,963	4,885	17,554
Advances to suppliers	526	4,583	527	4,583
	458,157	335,828	948,048	535,002

6.	Taxes recoverable

	Parent Company		Consolidated
	2009	2008	2009	2008
Withholding tax and advances
Of taxes (IRRF, IRPJ and CSLL)	190,712	78,395	241,800	117,446
ICMS on acquisition of property, plant and equipment	24,534	34,315	25,365	35,579
IPI, ICMS, PIS, COFINS recoverable	615,321	193,475	754,113	279,929
Provision for losses in ICMS credits	(345,135)		(406,265)	(44,439)
Others		-	230	13
	485,432	306,185	615,243	388,528

Long-term installment	(179,118)	(159,577)	(226,115)	(171,359)

Current installment	306,314	146,608	389,128	217,169

Company has been accumulating ICMS credits before the States of Espírito Santo, Bahia and Mato Grosso do Sul because its activity in these States is eminently exporter. Management reviewed the perspective of realization of such credits and established a full provision for the amount with low probability of realization for its unit in State of Mato Grosso do Sul. For the Espírito Santo unit a partial provision was established due to probability of realization.

Realization of credits related to taxes recoverable of the parent company will occur until the end of 2013, according to budget projection approved by the Management. There is an estimate of realization in such projection percentage around 37% in 2010, 44% in 2011, 14% in 2012 and 5% in 2013.

7.	Deferred taxes

Company and its subsidiaries based in the country use the real profit system and computed and registered their taxes based on effective tax rates in force in the date of preparation of accounting statements. Deferred tax credits of income tax and social contribution from tax losses and temporary differences related to (i) effect of exchange variation assessed (system of assessment of income tax and social contribution by the cash system - exchange effects), (ii) adjustment at fair value of derivative financial instruments, (iii) non-deductible provisions up to the moment of its effective realization and (iv) investments in rural activity.

Realization of credits related to tax loss, to negative basis of social contribution and temporary differences will occur until the end of 2019, according to budget projection approved by the Board of Directors. There is an estimate of realization in such projection in a percentage around 4% in 2010, 12% in 2011, 10% in 2012, 11% in 2013, 14% in 2014, 33% in 2015 until 2017 and 16% between 2018 and 2019, considering Fibria and its subsidiaries.

Conciliation of Income Tax and CSLL (Social Contribution on Net profit) expense

	Parent Company		Consolidated
	2009	2008	2009	2008
Profit (loss) before
Income Tax and CSLL	651,823	(1,794,339)	1,992,305	(1,896,058)

Income tax and social contribution to
Nominal rate – 34%	(221,620)	610,075	(677,384)	644,660

Statement of source of expense of effective income tax
Derivatives results	-	-	18,829	(60,856)
Taxation abroad - Voto	-	(753)	(1,314)	-
Equity method	137,775	(62,690)	(386)	225
Adjustment to present value	(76,807)	-	(132,122)	-
Share premium write-off - Projetos Especiais e Investimentos Ltda	(5,063)	-	(5,063)	-
Tax Amortization of Ripasa’s share premium	23,777	-	23,777	-
CPC Approvals Adjustments	5,949	(47,931)	5,949	(47,931)
Interest on equity - tax effect	-	-	-	6,508
Taxation difference in subsidiaries abroad	-	-	7,177	81,016
Amortization of Aracruz share premium	-	-	-	(31,662)
Others (non-deductible expenses)	(2,328)	(3,576)	(13,472)	(5,813)

Income tax and social contribution for the year	(138,317)	495,125	(774,009)	586,147

% - Effective rate	21.2	27.6	38.8	30.9

Composition of deferred taxes

	Parent Company		Consolidated
	2009	2008	2009	2008
Assets
Tax losses and negative basis for social contribution	342,940	208,569	787,451	306,274
Provision for contingencies	62,255	60,176	75,059	62,534
Provisions	205,954	39,997	225,874	66,832
Deferral for loss in derivative agreements	1,326	79,093	(1,310)	84,609
Exchange variation (Provisional Executive Order No. 1858-10/99 article 30)	-	268,871	-	285,809
Tax amortization of Ripasa’s share premium	138,005	65,705	145,118	65,705
	750,480	722,411	1,232,192	871,763

Current installment	(18,422)	(99,539)	(22,516)	(101,018)

Long-term installment	732,058	622,872	1,209,676	770,745

Liabilities
Accelerated and stimulated depreciation	-	-	15,360	6,985
Exchange variation (Provisional Executive Order No. 1858-10/99 article 30)	394,678	-	429,538	-
Costs with reforestation already deducted for tax purposes	4,819	4,819	167,225	156,824
Income tax of subsidiaries		-		3,323
Long-term installment	399,497	4,819	612,123	167,132

Company chose the Transition Tax System (RTT), determined by Provisional Executive Order No. 449/08, by which assessments of income tax (IRPJ), social contribution on net profit (CSLL), contribution to PIS and contribution to social security funding (COFINS), for 2008-2009, are still established on accounting methods and criteria defined by Law No. 6.404 dated December 15, 1976, in force on December 31, 2007. Company and its subsidiaries will record such option in the Corporate Income Tax Return (DIPJ) in 2010.

8.	Transactions and relevant balances with related parties

a)	Related parties

Business and financial operations of the Company and its subsidiaries, associated, companies in Votorantim group and other related parties are performed at regular market prices and conditions including regular values, terms and rates, normally applied in transactions with non-related parties and their balances are described as follows:

		Parent Company				Consolidated
		2009		2008		2009		2008
			Income		Income		Income		Income
Financial investments	Relationship	Balance	(expense)	Balance	(expense)	Balance	(expense)	Balance	(expense)

Banco Votorantim S.A.	Other related parties	194,460	12,501	92,446	9,746	194,460	12,501	92,446	9,746

Swap agreements obligations
Banco Votorantim S.A.	Other related parties	2,029	17,689	(15,660)	(83,670)	2,029	17,689	(15,660)	(83,670)
Company Clients of Votorantim group
Votorantim Cimentos		353	11	1,029	1,480	353	11	484
Nitroquimica					411				411
Supplier
Ripasa S.A. Celulose e Papel					(222,810)				(222,810)
Asapir Produção Florestal e Comércio Ltda. (1)	Subsidiary	14,095		14,095		14,095		14,095
Tivit Tecnologia da Informação (2)	Other related parties	13	(3,517)	3	(8,860)	15	(3,998)	3	(11,500)
Votener Votorantim Comercializadora de Energia Ltda. (3)	Other related parties	591	(8,658)	642	(28,331)	591	(8,658)	642	(28,331)
VID (4)	Shareholder	211	(20,300)		(6,619)	211	(20,361)		(6,722)
Indústria de Papel Pedras Brancas	Other related parties	5	(2,428)		(2,715)	5	(2,428)		(2,715)
Companhia Nitro Química Brasileira	Other related parties	305	(4,147)	93	(10,156)	539	(6,529)	93	(10,156)
Anfreixo S.A.		271	(3,129)	35	(4,234)	361	(6,064)	60	(5,305)

Funding – Companies of Votorantim Group
Voto III (5)	Other related parties	91,039	28,823	125,321	(54,224)	91,039	28,823	125,321	(54,224)
Voto IV (6)	Subsidiary	349,824	86,390	468,724	(168,865)	349,824	86,390	468,724	(168,865)
Borrowing Agreements (7)		5,195,964	700,088	686,763	(25,871)
Company not belonging to Votorantim Group
Banco Nacional do Desenvolvimento Econômico e Social - BNDES (8)	Controlling shareholder	1,368,521	(52,712)	277,165	(23,832)	1,768,048	(52,712)	429,338	18,934

(1)	Supply of wood, pulp and paper for resale, in equal market conditions, whose payments are performed when wood is cut.

(2)	Provision of services of outsourcing, help desk, infrastructure in IT and CCTI (Competence Center in Information Technology, of Votorantim Group.

(3)	Power supply to VCP-MS and the units in Jacareí (pulp manufacturing) and Piracicaba (paper manufacturing) in equal market conditions.

(4)	Provision of services by CCTI - Competence center in information technology and CSC – Shared services center, administered by VID.

(5)	Borrowings with Voto III, fully owned subsidiary of Votorantim Participações S.A. (VPAR), falling due within 10 years and annual rate of 7.88% p.a.

(6)	Borrowings with Voto IV, joint subsidiary with Votorantim Participações S.A. (VPAR), falling due in 2020 and annual rate of 7.75% p.a.

(7)	Borrowing operation with subsidiary “Aracruz Trading International” with libor + average spread of 1% p.a., quarterly payment of principal and interest, with final maturity in July 2014.

(8)
Operations indexed to currencies basket (UMBNDES) and TJLP (URTJLP), with average spread of 7.9% p.a. and 2.5 p.a., respectively, monthly payments of principal and interest and final maturities for 2015. Brazilian Bank for Economical and Social Development (BNDESPar) holds common shares from Fibria. In 2008, BNDESPar held preferred shares from VCP and common shares from Aracruz.

b)	Management’s key personnel

Company and its subsidiaries accounted for expenses with compensation of their key personnel (president and officers), as per the following table:

Compensation	2009	2008
Short-term benefits to managers	23,752	11,244
Benefits of termination and employment agreement	2,016	3,901
Total	25,768	15,145

9.	Investments

a)	Investments opening

Investments in subsidiaries and associated

	2009					2008
	Subsidiaries´information		Our interest
	Shareholders ´s equity	Year´s income	%	Shareholders ´s equity	Year´s income	Shareholders´s equity	Year´s income

a) Parent Company
VCP-MS Celulose Sul Mato-Grossense Ltda.	4,675,700	7,355	100	4,675,700	7,355	3,980,791	39,298

Alícia Papéis S.A.	1,825,845	-	100	1,825,845	-

Veracel Celulose S/A	2,629,086	-	50	1,314,543	-

Normus Empreendimentos e Participações Ltda	694,011	(209,888)	100	694,011	(209,888)	903,899	531,846
Aracruz Trading Hungary Ltd-AHOC	1,315,645	-	48	635,457	-

Mucuri Agroflorestal S/A	76,175	-	100	76,175	-
Portocel- Terminal Especializado Barra do Riacho	47,042	-	51	23,991	-
Asapir Produção Florestal E Comércio Ltda	45,976	(3,685)	50	22,988	(1,843)	24,830	806
Aracruz Celulose (USA) Inc.	22,171	-	100	22,171	-

Voto - Votorantim Overseas Trading Operations N.V.	40,214	(7,732)	50	20,107	(3,866)	23,973	2,061
Aracruz Produtos de Madeiras S/A - APM	45,751	-	33	15,248	-

Riocel Limited	1,030	-	100	1,030	-

Aracruz Trading S/A	226	-	100	226	-
Ara Pulp Com. de Imp. e Exp. Unipessoal Ltda	41	-	100	41	-

Newark Financial Inc	(522,928)	376,462	100	(522,928)	376,462	(899,390)	(785,316)
Fibria Overseas Finance Ltd	(28,259)	(28,257)	100	(28,259)	(28,259)	-	-
Projetos Especiais Investimentos S.A.	(2,715)	10,678	100	(2,715)	(10,678)	-	-
Ripasa S.A. Celulose e Papel	-	-	50	-	-	-	26,005
Ahlstrom VCP Indústria de Papéis Especiais S/A.	-	-	40	-	-	-	918

Arapar S.A.	-	73,337	100	-	73,337
São Teófilo Repres. Participações S.A.	-	17,160	100	-	17,160

Aracruz Celulose S.A.	-	1,025,164	7	-	164,085	-	-

Other				415	-	381

Subtotal				8,774,046	405,221	4,034,484	(184,382)

Share premium from investment in Aracruz in 2009				5,403,453
Share premium from investment in Aracruz in 2001				94.090

Discount from assets exchange				(1,781,000)		(1,781,000)

Veracel premium share				9,742

				12,500,331	405,221	2,253,484	(184,382)

b) Consolidated
Aracruz Produtos de Madeira S.A				15,249	(1,133)	2,023	664

Other				181		779

				15,430	(1,133)	2,802	664

b)	Allocation of share premium

As per explanatory note 1, Company acquired from Lorentzen, Moreira Salles, Almeida Braga and Safra families 56% of voting capital from Aracruz, whose difference between price paid and accounting value related to those operations amount to R$5,173,093.

Also included in explanatory note 1, the effect between the amount of exchange of Aracruz-issued common shares by BNDESPAR and former VCP and Tender Offer generated an amount of R$977,426 related to difference of market value versus equity value if these shares.

Incorporation of preferred shares from Aracruz by the Company generated share premium between the market value and the equity value of R$182,535.

Thus, the difference generated, due to acquisition operation, between the market value of Aracruz versus its equity value was R$6,333,054.

Based on the evaluation report prepared by specialized and independent company, allocation of R$6,333,054 is represented as follows:

	Segregation of value
	related to share
	premium assessed in	Estimated
Property, plant and equipment	Aracruz’ acquisition	useful life
Lands	436.313	-
Constructions and improvements	339.784	30 years
Industrial and forest equipment	1.236.605	18 years
Forests	550.067	7 years
Total of property, plant and equipment	2.562.769	-
Intangible assets (i)	681.313	10 years
Future yield of investment (ii)	3.088.972	-
Total of share premium and surplus	6.333.054	-
Adjustment at present value (AVP) of debt with families (iii)	(667.025)	-
Allocation of net share premium and surplus	5.666.029	-

Write-off of share premium for assets realization (iv)	(83.561)
Write-off of future yield (v)	(109.619)
Write-off of surplus share premium (v)	(69.396)

Allocation of share premium and surplus after sale of Guaíba unit	5.403.453

(i)
Represented by certain intangible assets acquired (database, relationship with supplier of diesel fuel and ethanol fuel and with relationship with supplier of chemical products), with estimated useful life expiration;

(ii)
Balance from prospect of generation of future profits and cash according to report issued by independent and specialized company, based on the methodology of future cash flow discounted to the present amount;

(iii)	Adjustment at present value (AVP) of debt with families that will be settled until July 2011;

(iv)	Surplus write-off due to sale of assets of Guaíba unit, R$57,130 were distributed among assets of the group of the property, plant and equipment and R$26,431 in intangible assets;

(v)	Share premium write-off due to sale of Guaíba unit, proportional to the representation of economical value of Aracruz net of adjustment at present value (AVP).

c)	Assets Exchange

On February 1st, 2007, Company entered into an agreement with International Paper in order to exchange shares of companies holding certain industrial and forest assets between both companies. Consequently, former “VCP” transferred to International Papel the company LA Celulose e Papel Ltda., owner of the pulp and paper manufacturing unit based in the municipality of Luiz Antonio (SP), along with the exclusive forest basis of such unit. International Paper transferred to former “VCP” the company Chamflora - Três Lagoas Agroflorestal Ltda., owner of assets related to a pulp plant under construction with all rights related, besides lands and forests planted, located in the surroundings of Três Lagoas (MS). This operation generated to the Company a discount corresponding to the difference among values of assigned and received assets in the amount of R$1,781,000.

10.	Property, plant and equipment

Parent Company

			Accrued
	% - Annual	Adjusted and	depreciation/
	depreciation,	revaluated	amortization/	2009	2008
	depletion rate	cost	depletion	Net	Net
Lands	-	1.298.762	-	1.298.762	584.043
Real estates	4	866.657	451.542	415.115	307.540
Machinery, equipment and facilities	5,5	3.737.699	1.919.030	1.818.669	1.905.642
Furniture and fixture	10	42.348	26.251	16.097	13.635
Vehicles	20	101.278	42.692	58.586	44.918
Cultivated areas and forests	-	2.393.969	647.137	1.746.832	880.941
Advance to suppliers	-	297.698		297.698	31.132
Ongoing constructions	-	215.555		215.555	163.514
Others		145.175	122.915	22.260
		9.099.141	3.209.567	5.889.574	3.931.365

Consolidated

	% - Annual		Accrued
	depreciation,	Adjusted and	depreciation/
	depletion	revaluated	amortization/	2009	2008
	rate	cost	depletion	Net	Net
Lands	-	2.340.624		2.340.624	1.122.301
Real estates	4	2.383.108	935.246	1.447.862	394.233
Machinery, equipment and facilities	5,5	13.744.390	4.893.647	8.850.743	2.221.916
Furniture and fixture	10	52.098	29.744	22.354	15.872
Vehicles	20	162.231	57.916	104.315	66.274
Cultivated areas and forests	-	3.736.962	808.437	2.928.525	1.537.128
Advance to suppliers	-	329.325	-	329.325	123.885
Ongoing constructions	-	422.139	-	422.139	3.483.231
Others	-	160.400	130.369	30.031	12.250
		23.331.277	6.855.359	16.475.918	8.977.090

Balance of ongoing constructions is mainly composed by expansion and optimization projects in Fibria’s industrial units, R$44.452 in Jacareí, R$14.128 in Piracicaba, R$20.991 for forests maintenance projects and R$252,350 in VCP-MS and R$97,027 in Aracruz unit. Forests depletion, computed based on extraction of wood.

11.	Intangible

Parent Company

	Amortization		Accrued	2009	2008
	annual rate	Cost	amortization	Net	Net
Development and implementation of systems	20	162,533	(126,368)	36,165	34,346
Riocell´s share premium	10	562,883	(562,883)	-	-
Ripasa’s share premium	10	545.345	(69,932)	475,413	475,413
		1,270,761	(759,183)	511,578	509,759

Consolidated

	Amortization		Accrued	2009	2008
	annual rate	Cost	amortization	Net	Net
Development and implementation of systems	20	173,621	(132,298)	41,323	34,346
Ripasa’s share premium	10	545,345	(69,932)	475,413	475,413
Aracruz’s share premium (a) – see Note 9	-	681,321	(26,431)	654,890	-
Riocell’s share premium	-	562,883	(562,883)	-	6,952
Future yield of investment – Aracruz’s share premium (b)	-	2,406,418		2,406,418	115,164
		4,369.588	(791,544)	3,578,044	631,875

(a)	Allocation of Aracruz’s Intangible in acquisition of interests;
(b)	Future yield share premium assessed on (v)
(i) partial acquisition of Aracruz in October 2001, net of amortizations in the amount of R$94,090;
(ii) acquisition of Aracruz’s stock in 2009 in the amount of R$ 3.088.972;
(iii) deduction of adjustment at present value (AVP) from debt with families amounting to R$667.025;
(iv) share premium write-off proportional to sale of Guaíba unit amounting to R$109,619.

Share premium paid by the indirect subsidiary Newark, in October 2001, on acquisition of equity interests in Aracruz is based on the prospect of future results, according to Technical Evaluation Report of Determination of Economical Value issued by specialized company.

Share premium assessed on acquisition of Ripasa is based on the future yield prospect.

Company evaluated on December 31, 2009 the recovery of accounting value of share premiums based on their value in use, through the cash flow model discounted for each unit generating cash. The process of assessment of value in use comprises premises, judgments and estimates on future cash flows and represents the best Company’s estimates, approved by the Board of Directors.

The test for recovery of Company’s assets did not require recognition of losses due to decrease of value recoverable for share premiums in December 31, 2009. Company’s Management did not identify relevant changes in the premises and data used in the evaluation mentioned above.

12 - Borrowings and funding

Short term		Parent Company		Consolidated
		2009	2008	2009	2008
Type/purpose	Average annual charges (%)

In foreign currency
Export credits (prepayment)	Libor 3m + 4.5%	355,644	293,164	434,781	676,669
Bonds "Voto IV"	8.5%	1,584	-	1,584	-
Eurobonds (issued by "VEP")	4.25%	1,659	1,825	1,659	1,825
Eurobonds (issued by "Fibria Overseas")	9.25%	-	-	27,810	-
Export credits (ACC)	4.48%	105,605	740,155	273,264	916,813
Fixed Rate Notes	VC + 0 or 72% CDI	-	117,743	-	117,743
Finimp	Libor 1 2m	2,523	3,413	2,527	9,910
Leasing	Libor 6m	4,771	12,187	8,393	21,156
Export credit (Finnvera)	Libor 3m + 3.325%	-	-	40,331	-
Derivatives debt	7.2%	-	-	-	24,899
Others		-	-	4,370	741

In national currency

Banco Nacional de Desenvolvimento
Econômico e Social-BNDES
TJLP	TJLP + 2.5%	110,677	55,123	200,437	74,748
"Currendies Basket"	Currencues Basket + 7.9%	10,664	4,866	37,479	11,318
Leasing indexad to CDI	100% CDI + 1%	9,851	10,171	11,954	10,171
Rural credit note	10.22% a.a	10,199	-	54,313	1,265
NCE in R$	11.25% a.a	361,121	162,990	378,949	165,119
Double index NCE	VC + 0 or 86% CDI	-	100,872	-	100,872
Derivatives debt	12.7%	-	-	-	15,420
Others		-	-	56	-

Total		974,298	1,502,509	1,477,907	2,148,669

Long term			Parent Company		Consolidated
			2009	2008	2009	2008
Type/purpose	Average annual charges (%)	Maturity

In foreign currency

Export credits (Prepayment)	Libor 3m + 4,5%	2010 to 2015	1,960,548	1,097,131	4,375,372	2,161,282
Bonds "Voto IV"	8.5%	2020	348,240	468,724	348,240	468,724
Eurobonds (issued by "VEP")	4.25%	2014	89,380	123,497	89,380	123,497
Eurobonds (issued by "Fibria Overseas")	9.25%	2019	-	-	1.741,200	-
Export credits (ACC)	4.48%	2010	52,236	-	76,784	58,425
Finimp	Libor 12m	2012	4,774	9,793	4,774	9,793
Leasing	Libor 6m	2013	13,633	12,698	24,504	17,138
Export credit (Finnvera)	Libor 3m + 3.325%		-	-	280,116	-
Derivatives debt	7.2%		-	-	890,449	366,862
Others			-	-	5,078	1,563

In national currency

Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 2.5%	2009 to 2015	1,118,901	180,052	1,334,0971	285,004
"Currencies Basket"	Currencies Basket + 7.9%	2009 to 2015	127,590	37,123	196,035	62,462
Leasing indexed to CDI	100% CDI + 1%	2014	33,347	42,161	33,347	42,161
NCE in R$	11.25% a.a	2010 to 2013	20,832	-	80,583	9,547
Derivative debts	12.7%		-	-	-	182,761
Others			-	-	73,022	-

Total			3,769,481	1,971,178	9,552,982	3,789,218

	Parent Company				Consolidated
Maturity of long
		In foreign			In national	In foreign
term installments	In initio mil currency	currency	Total	%	currency	currency	Total	%

2011	137,209	107,345	244,554	6%	268,304	433,393	701,697	7%
2012	155,431	174,222	329,653	9%	303,127	723,943	1,027,070	11%
2013	218,398	422,344	640,742	17%	309,440	1,090,741	1,400,180	15%
2014	345,083	567,015	912,098	24%	357,962	1,309,292	1,667,254	17%
2015	307,717	236,309	544,026	14%	318,951	756,749	1,075,700	11%
2016	98,567	216,962	315,529	6%	109,801	799,345	909,146	10%
2017	38,265	216,962	255,227	7%	49,499	503,341	552,840	6%
2018	-	179,734	179,734	5%	-	129,974	129,974	1%
2019	-	-	-	0%	-	1,741,200	1,741,200	1B %
2020	-	347,918	347,918	9%	-	347,920	347,920	4%
	1,300,670	2,468,811	3,769,481	100%	1,717,084	7,835,897	9,552,982	100%

Borrowings and funding in foreign currency have the following features:

a)	Export Credits (Prepayments)

On December 2009, Company raised US$1,175,000 million (equivalent in such date to R$2,046,970 million) through prepayment export lines with solid guarantee from financial institutions, in two tranche, US$750,000 million (equivalent in such date to R$1,306,580) falling due within 5 years and grace period of 3 years.  The remainder US$425,000 million (equivalent in such date to R$740,390) falling due within 7 years and grace period of 5 years, Libor-indexed for 3 months, plus spread.

In July 2009, Company entered into an export credit agreement with Credit Suisse bank in the amount of USD54,000 (equivalent in such date to R$104,166), bearing interest rates of 100% CDI + 1% per annum and falling due in July 2012.

In September 2008, due to creation of Consórcio Paulista de Papel e Celulose - Conpacel, a result of spin-off of Ripasa’s operations between former VCP (50%) and Suzano (50%), Company registered in its balance borrowings resulting from such spin-off and posterior merger of former VCP that represented the amount of US$83,000 (equivalent in such date to R$ 139,596), respectively related to prepayment agreements in the amount of US$73,000 and import funding in the amount of US$10,000, both falling due in 2012.

In May 2008, Company entered into an Export Credit Agreement with Banco Nordea Bank AB in the amount of US$50,000 (equivalent in such date to R$82,540), with interest rates of 0.68% per annum above LIBOR and falling due in May 2012. Credits are guaranteed by export agreements and maturity for 48 months. Funds resulting from the agreement were used in the advance of outstanding export credit borrowings.

In April 2008, Company entered into a Bridge Loan with ABN AMRO Bank N.A. in the amount of US$ 200,000 (equivalent in such date to R$349,407), with interest rates of 0.08% per annum above LIBOR and falling due on September 26, 2008, granting as guarantee the same amount in financial investments. Such agreement was postponed until March 24, 2010, its rate was changed to 5.0% per annum above LIBOR.

In June 2007, Company entered into an Export Credit Agreement with Banco Bilbao Vizcaya Argentina in the amount of US$100,000 (equivalent in such date to R$195,217), with interest rates of 0.38% per annum above LIBOR and falling due in 2015. In the second quarter of 2009, spread rate was renegotiated and changed for adjustment to the current market scenario and on December 31, 2009 the rate was 4.65% per annum above LIBOR.

In September 2006, Company entered into an Export Credit Agreement with a group of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in the amount of US$550,000 (equivalent in such date to R$1,195,810), with interest rate of 0.57% per annum above LIBOR and falling due between 2007 and 2014. Credits are guaranteed by export agreements and maturities of installments coincide with shipments. Funds resulting from the agreement were used in the advance of outstanding export credit borrowings. In the  second quarter of 2009, spread rate was renegotiated and changed for adjustment to the current market scenario and on December 31, 2009, the rate was 4.75% per annum above LIBOR.

In July 2006, the wholly owned subsidiary VCP Overseas Holding KFT entered into an Export Credit Agreement with a group of banks in the total amount of US$375,000 (equivalent in such date to R$816,075), with interest rate of 0.57% per annum above LIBOR and maturities between 2007 and 2014. Credits are guaranteed by export agreements and maturities of installments coincide with shipments. Funds resulting from the agreement were used in the advanced settlement of borrowing agreements related to outstanding export credit. In the second quarter of 2009, spread rate was renegotiated and changed for adjustment to the current market scenario and on December 31, 2009, the rate was 4.75% per annum above LIBOR.

b)	Borrowing - VOTO III (Eurobonds)

On January 16, 2004, wholly owned subsidiary of Votorantim Participações S.A. ("VPAR"), Votorantim Overseas Trading Operations III (VOTO III), raised in the international market US$ 300,000 (equivalent in such date to R$ 873,000), falling due within 10 years and annual rate of 4.25%. Company received 15% of the total raised, that is, US$45,000, equivalent in such date to R$131,000.

c)	Borrowing - VOTO IV (Eurobonds)

On June 24, 2005 Votorantim Overseas Trading Operations Limited IV (VOTO IV), joint subsidiary with Votorantim Participações, raised in the international market US$ 400,000 (equivalent in such date to R$ 955,000), falling due in June 24, 2020 and annual rate of 8.5%. Company received 50% of the total raised, that is, US$200,000, equivalent in such date to R$477,000.

d)	Borrowing – Fibria I (Eurobonds)

On October 30, 2009, Fibria Overseas Finance Ltd. entered into a borrowing with international market in the amount of US$ 1 billion (equivalent to R$ 1,744,000), maturing in 10 years and interest rate of 9.25% per semester

e)	BNDES

On December 31, 2009 we considered only 50% of the borrowings of Veracel granted by Aracruz with BNDES, in the total amount of R$ 363.759, with falling date between 2010 and 2014, subject to interest rate of TJLP + 1.0% to 3.5% p.a. and UMBNDES + 3.3% p.a..

On December 31,2009, Aracruz had borrowings in the total amount of R$ 620,930 with BNDES, failling due between 2010 and 2016, subject to interest rate TJLP + 1.8% to 4.5% p.a.

On the first semester of 2009, a new borrowing in the amount of R$ 673.000 was approved, with rate interest TJLP + 3.20% and UMBNDES + 2.21%. On December 31, 2009, 80% of this total amount was released.

On August 15, 2008, a new borrowing with BNDES in the amount of R$ 36,417 was approved, with rate interest TJLP + 1.14% p.a. The total amount has a waiting period of 18 months, a failing on January 2014. On December, 31, 59% of the total amount was released.

On November, 2006, Aracruz entered into a borrowing with BNDES, in the total amount of R$ 595.869 which R$ 513.667 released, with falling date between 2009 to 2016, subject to interest rate between TJLP + 1.9% to 2.9% p.a. e UMBNDES + 1.4% to 2.4% p.a..

On December, 2005, Aracruz entered into a borrowing with BNDES, in the total amount of R$ 140,441, with falling date between 2007 and 2016, subject to interest rate of TJLP + 3.5% to 4.5% p.a and UMBNDES + 2.0% to 3.0% p.a..

On May, 2005, a new borrowing of R$ 154,000, which R$ 131,000 is subjected to interest rate TJLP + 4.5% p.a and R$ 23,000 subjected to UMBNDES + 4.5% interest rate p.a. The UMBNDES is a ratio which considers mainly exchange variation of U.S dollar. The principal amount has a waiting period of 7 years and falling date on 2014.

On January, 2004, Varacel entered into a borrowing contract with BNDES, in the amount of R$1,452,192, with maturity between 2006 to 2014, subjected to interest rate of TJLP + 1.0% to 3.3% p.a. e UMBNDES + 3.3% p.a..

On August, 2001, Veracel entered into a borroeing contract with BNDES in the amount of R$ 52,482 and maturity between 2003 and 2010, subjected to TJLP + 1.0% to 3.5% p.a. and UMBNDES + 3.5% p.a..

On June, 2001, Aracruz entered into a borrowing contract with BNDES, in the amount of R$ 692,720, with maturity date between 2003 and 2009,  subjected to interest rate TJLP + 1.8% to 3.3% p.a. and UMBNDES + 3.3% p.a.

f)	Leasing

Company performed financial leasing before Banco Societe Generale, in the total amount of US$49,000 for acquisition of machinery and forest equipment. The first installment was released in September 2008 in the amount of R$4,100 and final maturity for the operation in 2013.

On December 31, 2008, Company recorded 50% of machinery leasing from its interest in Conpacel Consortium in the amount of R$52,331 falling due in 2014.

g)	Export Credit Bill and NCR – Rural Credit Bill

On July 2009, company contracted an agro-industrial credit before Banco do Brasil in the amount of R$137,000 falling due within 488 days and cost of 11.25% per annum.

In June 2009, Company contracted NCR (Rural Credit Bill) before Banco do Brasil in the amount of R$42,032, falling due in August 2010 and cost of 10.224% per annum.

In June 2009, Company contracted NCE (Export Credit Bill) before Banco do Brasil in the amount of R$73,000, falling due in August 2010 and cost of 11.25% per annum.

Company contracted before Banco do Brasil, in October 2008, NCE (Export Credit Note) in the amount of R$100,000, falling due in April 2010 at the cost of 100% CDI plus 2.88%.

On December 2008, Company raised a borrowing with double index before HSBC bank in the amount of R$100,000 falling due on December 2009. The operation cost is 134% of CDI with inserted swap whose passive edge is larger between VC+0% or 86.5% CDI and active edge 134% CDI.

h)	Export Credit (Finnvera)

On September 30, 2009 Company contracted a borrowing in the amount of €125 million before Finnvera (Finnish agency of foment directed to companies committed with sustainability) whose total term is 8.5 years and cost indexed to Libor is 3 months + 3.325% p.a.

i)	Bond

On December 31, 2009 Company raised before Banco do Brasil R$73 million through its subsidiary VCP-MS, falling due in December 2017, 6-month grace period, payment of principal and monthly interest and rate of 8.5% p.a.

j)	Agreement with creditor banks

On May 13, 2009, Company entered into a final agreement with creditor banks for payment of debt from operations with derivative financial instruments performed in 2008. Main terms and conditions of the mentioned agreement, that ratify terms established in the pre-agreement entered into in January 2009 are:

•	Total term for amortization is 9 years, it can be reduced to 7 years, depending on Company’s operating performance and liquidity events;

•	Amortization of principal in half-yearly installments beginning in June 30, 2009 and quarterly installments beginning in 2010, in the end of each quarter;

•	Quarterly Libor rate plus initial spread of 3.5% p.a., including half-yearly additions of 0.25% p.a. beginning in 2010, resulting in a weighted rate of Libor + 4.6% p.a.

•	Pledge of 28% of Company’s common shares.

Debt restructuring

Company had an important progress in its management strategy of financial liabilities, whose goal is to harmonize maturities of indebtedness with cash flow generation, optimize capital structure, recover growth strategy in favorable market conditions and recover investment degree.

Sale of Guaíba unit was the first stage of the plan, resulting in inflow of US$1.4 billion in December 2009. Aligned with this strategy, in October 2009, Company performed a foreign funding through issuance of an Eurobond security of US$1.0 million with final maturity within 10 years and half-yearly coupon of 9.25% p.a. and on December 29, 2009 completed funding of more US$1.175 billion through prepayment export lines with solid guarantee from financial institutions, in two tranche, US$750,000 million falling due within 5 years, grace period of 3 years and other US$425 million falling due within 7 years, grace period of 5 years, indexed to Libor of 3 months, plus spread.

Total amount of US$3.575 billion funded through plan were used for prepayment of US$2.1 billion of debt with derivatives and for refinancing of part of debts due in 2010 and 2011, among them debt from acquisition of former Aracruz. At the same time, Company completed negotiation to align the terms of the outstanding amount of debt from derivatives with other existing agreements after prepayment of US$2.1 billion. This negotiation is already approved by 100% of creditors and is under formalization process. Consequently, several restrictive conditions were excluded, so far included in the derivatives debt agreement.

Balance of debt principal from this prepayment of derivative debt on December 31, 2009 was R$890,449 belonging to subsidiary Aracruz Trading International Ltd.

Covenants

Some funding of the Company and its subsidiaries have clauses that determine maximum levels of indebtedness and leverage, as well as minimum levels of coverage of installments falling due and maintenance of minimum balances receivable in a current account or collateral account. Company renegotiated restrictive clauses (“covenants”) before creditor banks for all borrowings subject to advanced settlement. Regarding borrowing before BNDES (one of our shareholders), which is not entitled to advanced settlement, we will be able to provide additional assets as guarantees, since required by the Bank.

Main obligations that regulate credit line are the following:

1) subject to certain exceptions, restrictions on the Company’s ability to merge or consolidate with other entities;
2) subject to certain exceptions, restrictions on exchanges and disposals of assets by the Company and its subsidiaries;
3) subject to certain exceptions, restrictions on selling of assets;
4) manutenção, no final de cada trimestre social, de um nível de (A) EBITDA Ajustado (para os quatro últimos trimestres sociais) em relação a (B) dívida total que deverá vencer durante os quatro trimestres sociais consecutivos acrescida de despesas financeiras que deverão ser pagas durantes os quatro trimestres sociais consecutivos maior que 0.25 para 1 subindo até 1,00 para 1,00 em 2011;
5) maintenance, at the end of each quarter, of a level of debt to adjusted EBITDA (for the last four quarters) from 6.9 to 1.0 in 2009 and reducing to 3.0 to 1.0, in 2013 and thereafter;
6) subject to certain exceptions, restrictions on the creation of liens on assets of the Company and its subsidiaries;
7) subject to certain exceptions, restrictions on the assumption of additional debt by the Company and its subsidiaries, and
8) maintenance of a hedge policy approved by the Board of Directors of the Company prohibiting hedging for speculative purposes.
9) The main event of default under the Credit Agreement Prepayment Export includes:
a) non-payment in a timely manner, of the principal or interest due in connection with the Export Prepayment Credit Agreement;
b) inaccuracy of any representation, guarantee or certification provided in connection with the Export Prepayment Credit Agreement;

c) cross-default and cross-judgment default, subject to an agreed minimum value of USD 25.0 million;
d) subject to certain periods of resolution, breach of any obligation under the Export Prepayment Credit Agreement and
e) the occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose SA..

Covenants agreed in agreement entered into with Banks have been fully met by the Company until December 31, 2009.

13.	Advances to suppliers – Forest Producer Program

Forest Producer Program is a partnership with rural producers started in 1990 in the State of Espírito Santo and increased to other States, such as Bahia, Minas Gerais, Rio Grande do Sul and recently Rio de Janeiro, directed to planting of eucalyptus forests in lands of partners. Through the program, Company provides technology, technical assistance, inputs and financial funds according to the type of agreement, guaranteeing wood inputs for pulp production. Until December 31, 2009, in the parent companies funds in the amount of R$239,879 and R$ 273,858 were advanced in the consolidated (R$36,183 in 2008), that will be refunded through delivery of wood from forest producers (fomented).

14.	Contingencies

Company and its subsidiaries are parts involved in labor, civil and tax lawsuits under several instances. Provisions for contingencies, established to face potential losses from the ongoing processes are defined and updated based on Management’s evaluation, based on the legal advisors’ opinion.

A summary of provisions established and legal deposits performed is the following:

Parent Company
	2009			2008
		Provisioned			Provisioned
	Legal deposits	amount	Net total	Legal deposits	amount	Net total
Nature of
Tax	324,652	(607,287)	(282,635)	298,080	(314,734)	(16,654)
Labor	32,199	(77,504)	(45,305)	5,822	(47,043)	(41,221)
Civil	237	(6,658)	(6.421)	165	(13,994)	(13,829)
	357,088	(691,449)	(334,361)	304,067	(375,771)	(71,704)

Consolidated
	Consolidated
	2009			2008
		Provisioned			Provisioned
	Legal deposits	amount	Net total	Legal deposits	amount	Net total
Nature of
Tax	333,773	(607,585)	(273,812)	302,517	(370,164)	(67,648)
Labor	37,929	(97,969)	(60,040)	10,876	(58,970)	(48,094)
Civil	237	(7,319)	(7,082)	165	(14,117)	(13,952)
	371,939	(712,872)	(340,934)	313,557	(443,252)	(129,694)

Company is involved in other tax, civil and labor lawsuits arising in the regular course of business whose loss estimate is classified as possible according to the Management and its legal advisors. Consequently, no provision was established to face their eventual unfavorable closing. Amounts for these lawsuits on December 31, 2009 are the following: tax R$ 1,155,573, civil R$ 12,961 and labor R$ 44,365.

Find below a statement of transactions of provision for contingencies:

	Parent Company		Consolidated
	2009	2008	2009	2008
Initial balance	375,771	347,525	443,252	469,857
Lawsuit write-offs	(21,901)	(17,793)	(212,745)	(80,594)
Filing of new lawsuits	18,061	99	24,004	3,779
Consortium - Conpacel		37,618		37,618
Merger of company - Aracruz	316,813		429,688
Monetary update	2,705	8,322	28,673	12,592
Provisioned amount	691,449	375,771	712,872	443,252

A synthesis of the main tax lawsuits is described in the next paragraphs

a) Summer Plan: based on the injunction obtained through writ of mandamus, Company discounted from the assessment of taxable profit, monetary update corresponding to variation of Consumer Prices Index in January and February 1989 in the amount of 70.28% (Summer Plan). In ongoing legal argument, Company received a favorable judgment for the lawsuit, however, percentage of monetary update at 42.72% (Jan/89) and 10.14% (Feb/89). Consequently, supported by its legal advisors’ opinion, Company established a provision corresponding to the difference between the benefit previously recognized and the one determined by legal judgment. Provisioned amount is R$7,792 on December, 31 and 2009;

b) PIS/COFINS: Company has been litigating increase of COFINS tax rate from 2% to 3% and, on December 16, 2005, due to unfavorable legal judgment, it performed a legal deposit of R$127,824. Company had already provisioned and deposited in court, until January 2004, the amount of R$3,210, totaling the provisioned and deposited amount of R$131,034 related to this dispute. Company also litigates increase of computation basis of PIS and COFINS that includes financial income and other non-operating incomes.  On November 9, 2005, Supreme Court decided for unconstitutionality of increase of computation basis. Company succeeded during 2006 in five lawsuits, which totaled reversion of provision in the amount of R$107,352;

Company (at that time represented by Aracruz Celulose S.A.) applied for a Writ of Mandamus against change of computation basis of mentioned taxes, as well as increase of COFINS tax rate provided for by Act No. 9.718/98, disagreeing with its unconstitutionality. Favorable judgment was issued on November 2001. Due to unfavorable decision to other taxpayers in similar lawsuits, Company decided on August 29, 2003 to partially give up on  the lawsuit, choosing PAES – special payment in installments in the amount of R$58,746, established by Act No. 10.684/03, whose current balance is around R$59,900, lawsuit is maintained only for the installment related to exchange variations.

Notwithstanding the waiver, due to judgments issued by the Supreme Court (STF) that considered change of computation basis of PIS and COFINS as unconstitutional, subsidiary proposed a Preliminary Injunction to guarantee its right to not pay installments of PAES related to such change, injunction was granted. Amount related to PAES installments not paid due to such injunction, related to July 2006 up to December 2009 amounts to around R$27,300, monetarily updated by TJLP. In February 2009, Federal Court of Appeals (STJ) issued a favorable sentence to the Parent Company, which determined reversion of the decision of Federal Circuit Court of Appeals for the 2nd Region, which homologated partial give up of the originally proposed lawsuit.

The amount under discussion, related to exchange variation, regarding February 1999 up to September 2003, is R$179,238 on September 30, 2009, already updated by SELIC rate.

In September 2009, the subsidiary, based on article 79, subparagraph XII of Law No. 11.941/09, that revoked paragraph 1 of article 3 of Law No. 9.718/98, which provided the extension of computation basis of PIS and COFINS for all income earned by the legal entity and on Technical Notice No. 05/2009 dated 07/13/2009 from IBRACON, and supported by the opinion of its external legal advisors who evaluated the issue as definitive, performed total reversion of R$179,238 for the provision related to incurrence of these taxes on exchange variation income.

c) ICMS: Company proposed lawsuits questioning legitimacy of inclusion of ICMS in computation basis of COFINS related to the periods between 1996 and 2002, as well as maintenance of ICMS credit on acquisitions of raw material for immune paper manufacturing. Since January 2006, maintenance of such credits is being performed due to publication of LC No. 120 dated December 29, 2005. Company provisioned and deposited on December 2005 the concerned tax. Total balance on December 31, 2009 is R$56,844;

d) Social contribution on Export Profit: on March 31, 2004, Company received injunction that guarantees the right to not pay CSLL incurring on export incomes, with retroactive effects since January 2004. In April 2007, due to unfavorable legal judgment, a legal deposit of R$36,859 was performed, plus update of R$10,170 due to SELIC variation. In February 2008, a supplementary deposit of R$73 was performed, the total amount deposited was R$47,102. Total amount of contingency was duly provisioned. Company has an outstanding legal discussion about this matter;

e) Social contribution on net profit – Non-incurrence on export income: In September 2003, Company was granted a judgment that allowed it, since calendar year of 2002, to not pay social contribution on net profit incurring on export income, It was also guaranteed the right to offset amounts improperly paid for this matter, indexed by SELIC rate, in the amount of around R$252,800 on December 31, 2009, to which a provision was established. Company is waiting for judgment of lawsuit filed by the Federal Government.

f) Notice of Infraction: In December 2007, Receita Federal (Internal Revenue Service) issued a fine to the subsidiary Normus Empreendimentos e Participações Ltda. amounting to R$906,903, due to alleged lack of payment of Income Tax and Social Contribution on income earned abroad by its subsidiary and recognized in Brazil as a result of equity method, in the years of 2002 to 2006. This subsidiary, incorporated and operating in Hungary, focus its activities on sale of pulp and paper in the global market.

We understand and according to our independent legal advisors, the Hungarian subsidiary is subject to full taxation of its operations in the country of its incorporation and, consequently, the fine issued is unlikely to succeed, because it directly opposes rules of the national legal system, specially the agreement to avoid double taxation entered into between Brazil and Hungary. Thus, considering that lawsuit success is probable, Company did not establish any provision for the remote contingency.

g) Class Action: In November 2008, a collective lawsuit from private nature was filed against Aracruz and some of its directors, on behalf of potential buyers of ADRs in the period between April 7 and October 2, 2008. The mentioned suit pleads violations of Securities Exchange Act rules, to the extent that the subsidiary would have disclosed insufficient information about losses in certain operations involving derivative instruments. Indemnity claimed by the plaintiffs was not specified yet and will depend, if lawsuit continues, on expert evidence and assessment of damages. Due to the fact that this lawsuit is in preliminary stage, it is not possible to evaluate its chance of success or risk of an unfavorable result. For this reason, no provision for such litigation was established in the moment.

h) Tax incentive – ADENE: As ARACRUZ is located within the jurisdiction of the Northeast Development Agency (ADENE) and inasmuch as the pulp and paper industry is considered a priority for the development of the region (Decree 4213 of April 16, 2002), in December 2002 the Company claimed and was granted by the Federal Revenue Service (SRF) the right to a business income tax reduction benefit and nonrefundable surcharges on the operating profit of plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), after the approval by ADENE of the related Incentive-Granting Reports.

On January 9, 2004, the Company received Official Letter 1406/03 from the Extrajudicial Administrator of the former Northeast Development Authority (SUDENE), informing that “pursuant to re-examination by the Legal Advisors of the Ministry for Integration as regards the scope of the tax incentive previously granted” it considered that the benefit previously granted to and utilized by ARACRUZ was unjustified, and was thereafter revoked.

During 2004 and 2005, ADENE issued several acts canceling the tax benefits, which were repeatedly challenged and/or contested by the Company, although so far no final court decision has been issued in relation to the merits of the claim.

Nevertheless, in December 2005 the SRF issued a notification requiring the payment related to the tax incentives utilized until then, plus interest, but without any fine, totaling R$211 million. The Company filed an objection against this notification but the SRF notification was upheld at the first administrative level. ARACRUZ appealed against this decision and in September 2008 the Board of Tax Appeals partly accepted the assessment made by the tax authorities. However, it recognized the Company’s right to utilize the tax incentive up to the year 2003, although it revoked the right to use the tax incentive in 2004. With this, the Board of Tax Appeals reduced the assessment to R$47 million. The Company is presently awaiting the publication of this decision so that it can file an appeal against the decision regarding 2004.

The Company’s management, based on the opinion of its legal counsel, believes that the decision to cancel said tax benefits is incorrect and should be annulled, both as regards the benefits already utilized and for the remaining benefit period.

As regards the benefits utilized through 2004 (R$142,858 as at December 31, 2004), Management understands, based on the opinion of its legal counsel, that the requirement to pay back such benefits is groundless, as the Company utilized the benefits strictly within legal parameters then applicable and in conformity with SRF Acts and the Incentive-Granting Reports issued by the ADENE.

As regards the remaining benefit periods, which extend through 2012 (plant C) and 2013 (plants A and B), Management and its legal counsel understand that it is illegal to revoke benefits granted contingent upon the compliance with preset conditions (implementation, expansion or modernization of industrial undertaking), and that such vested rights to utilize the benefits are ensured until the end of the periods set forth in the Law and in the acts granting the benefits.

Even though the Company is sure of the legitimacy of its rights, in light of the events that occurred in 2004 and 2005, which evidence ADENE’s and SRF’s intention to cancel the tax benefits, the Company decided to adopt a conservative approach and discontinue the recording of the utilization of tax benefits starting 2005, until such a final court decision is issued.

The likelihood of an unfavorable outcome in relation to the tax benefits already utilized through 2003 is assessed as remote by Management and its legal counsel. As regards the tax benefits already utilized in 2004 and those to be utilized starting 2005, the likelihood of an unfavorable outcome is assessed as possible and, as a result, no provision has been recognized.

i)   Income Tax (IRPJ) – Deductibility of the social contribution from taxable income

On June 29, 2005, the Parent Company was assessed for having considered social contribution charges (CSLL) as deductible from taxable income for purposes of computing income tax (IRPJ) for fiscal years 2000 and 2001. The related loss accrual as at June 29, 2005 was supplemented by the amount of R$3.6 million, bringing the total loss accrual to R$38 million as at that date.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$24.4 million. The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and the amount of R$24.4 million which it had settled. Nevertheless, the assessment was upheld at the first administrative level of hearings on this challenge by the Company. The Company has appealed against this decision and is awaiting judgment thereon. Based on the opinion of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this lawsuit as remote, no reserve was recognized. Furthermore, despite having paid the assessment, the Company has maintained a lawsuit challenging the alleged non-deductibility of the CSLL from taxable income for the purposes of computing IRPJ.

j)	IRPJ/CSSL – full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for offsetting 100% of taxable income in calendar years 2000 and 2001 with tax loss carryforwards for IRPJ and CSLL purposes. The assessment also covered the full offset, in fiscal year 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program. The Company challenged the assessment at the first administrative level but the claims against the Company were upheld. The Company then appealed this decision and in June 2008 obtained a favorable decision from the Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of the decision above, the Company, corroborated by its outside legal counsel, assessed that the likelihood of loss regarding such contingency is remote. Accordingly, as at June 30, 2008, the provision for interest and fine on these assessments was reversed crediting the Company’s statement of operations with R$29,928 and R$14,416 under the captions “financial expenses” and “other operating expenses”, respectively.

k)	Income and Social Contribution Taxes – Partial Approval

The Company has three legal proceedings for approval of income tax credits with the Brazilian Internal Revenue Service, referring to calendar years 1997, 1999 and 4th quarter of 2000, totaling R$ 125,233, and the IRS approved only R$ 83,470. The Company appealed and submitted timely disagreement manifestations in all cases, being the year 1997 pending on decision of 1st instance, joining a Voluntary Action for the 4th quarter of 2000 and a Special Appeal for the year 1999 by the CARF, both awaiting decision.

At the direction of its external legal advisors, the Company has not made provisions for these processes with prognosis of possible loss.

l)
Tax Recovery Program: In November 2009, Company joined the Tax Recovery Program, determined by Act No. 11.941/09 and by Provisional Executive Order No. 470/2009, whose objective is to balance and regulate tax liabilities through a system of special payment and of payment in installments of tax and social security liabilities.

m)	Social contribution – not chargeable on export revenues

In September 2003, the Company obtained a restraining order that gave it the right to not pay social contribution on net income (CSLL) on export revenues, as well as assuring it of the right to utilize for offset against other tax payables, such CSLL taxes which had been paid on export revenues in the past. The amounts of such tax which had been overpaid, were inflation indexed using the SELIC rate, and totaled R$253,537 as at September 30, 2009 (R$246,789 as at June 30, 2009), for which a provision was recorded. The Company is awaiting a decision on the appeal filed by the Brazilian federal government.

Company’s Management did not finish individual computations that will be used in debt consolidation and selection of lawsuits for giving up in Judiciary. Thus, on December 31, 2009, no gain corresponding to late payment fee and to charge previously accounted for was recorded, neither any loss corresponding to adhesion of taxes not accounted before due to estimate of success in legal argument would be . For this reason, it is not possible to estimate the result of this debt consolidation.

Relevant comments about labor/civil lawsuits.

Company has approximately 1,833 labor lawsuits filed by former employees and third parties, whose pleas consist in payment of severance pay, additional pay for insalubrities and risk, overtime, hours on the way to and from work, indemnities for material and moral damages, as well as 566 civil lawsuits, most of them are indemnity claims from former employees or third parties due to supposed occupational illnesses and labor incidents, collections suits and credit habilitations in bankruptcies filed by the Company. Company has insurance policy – general civil liability that covers, within the limits fixed in the policy, eventual convictions for material damages related to indemnity claims in civil scope.

15.	Long-term commitments

Company entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the period of 1 to 10 years. Agreements determine  termination and suspension clauses of supply due to non-compliance with essential obligations. Contractual obligations assumed on December 31, 2009 represents R$647,459. Additionally, a Take or Pay long-term agreement was entered into in 2007 related to supply of pulp for 30 years. Commitment established by this agreement in December 31, 2009 represents R$91,063 a.a.

Ripasa or Conpacel acquisition

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. (hereinafter called “Suzano”) entered into an agreement for acquisition of interests of Ripasa S.A. Celulose e Papel (hereinafter called “Ripasa”). Concurrently, Company entered into an Instrument of Call and Put Option of 37,449,084 common shares and 12,388,719 preferred shares from Ripasa owned by part of its former controlling shareholders. The mentioned option should be exercised within six years. There are 340,048 remaining shares, still not available for option exercise (Zarzur Family), that represented on December 31, 2009 the amount of R$42,331 updated by Selic since March 31, 2005.

16.	Shareholders’ equity

■	Capital stock: Capital stock on December 31, 2009, totally subscribed and paid in, is represented by 467,934,646 common registered shares without par value.

On May 30, 2009, in Extraordinary General Meeting, 244,347,953 preferred shares issued by the Company were approved for conversion into common shares in the proportion of one preferred share for each 0.91 of common share.

On July 2, 2009, the term for exercising the right of recess of the Company’s shareholders due to resolution adopted in Extraordinary General Meeting held on May 30, 2009, which approved conversion of all 244,347,953 shares of preferred stock of the company into common shares in the proportion of one preferred share for each 0.91 of common share.

The recess right was exercised by 14 shareholders of the Company, holders of 36,670 preferred shares. Considering the refund amount of R$20.61 per share, corresponding to equity amount per share issued by the Company on December 31, 2008, the amount to be paid to dissenting shareholders amounts to R$755.

The recess amount was paid to the account of Capital Reserves, directing to the Company’s treasury, for further cancellation or repositioning in the market, 33,369 common shares resulting from conversion of shares to which they were dissenting shareholders.

Capital increase – On May 27, 2009, Capital Stock increase was homologated, under the terms of the resolution in Extraordinary General Meeting, held on February 6, 2009, in the amount of R$4,005,091, increasing it from R$3,052,211 to R$7,057,302 upon subscription of 210,794,252 new registered and book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares.

On November 12, 2009 ended up the term to shareholders of common preferred shares category A issued by Aracruz express exercise of recess right due to merger of Fibria, for stock issued by Aracruz. Due to relation of sole exchange, 77,770,294 common shares, registered, book entry and without par value were issued, increasing capital in R$529,843, thus, company’s capital stock became R$7,587,145 divided into 464,934,646 common registered shares and without par value.

On December 22, 2009, it was approved in Extraordinary General Meeting increase of capital stock, without issuance of new shares in the amount of R$792,252, upon capitalization of total of Share Premium Reserve/ Shares Subscription, thus, company’s capital stock is R$8,379,397.

Dividends and Interest on Equity: Company’s bylaws guarantees an annual minimum dividend corresponding to 25% of net profit, adjusted by equity transactions of reserves, as per approved by corporate legislation.

Despite result for the year ended on December 31, 2009, Company’s management, according to its commitments undertaken, its indebtedness level, its strategy of financial liabilities management, that aims, among others, to harmonize indebtedness maturities with cash flow generation and Company’s business plan, hereby informs that it is no longer offering dividends distribution provided for in article 30, subparagraph III of Bylaws, according to article 202, paragraph 4 of Act 6.404/76.

On December 31, 2009, Company established as special reserve for compulsory dividend not distributed the amount of R$121,958, approved by Tax Board.

2009

Net profit for the year of the parent company	513,506
Appropriation of legal reserve	(25,675)

Adjusted net profit	487,831
Minimum percentage	25

Special Reserve for compulsory dividend not distributed	121,958

■
Profits reserves: legal reserve is established upon appropriation of 5% of net profit for the year. The purpose of reserve for investment that correspond to remaining profit, after destination to legal reserve and special reserve for dividends, is to meet investment plans provided for in capital budget, plants modernization and maintenance, approved by Board of Directors and Management.

17.	Financial instruments

Fibria is a Company with most of its sales expressed in United States Dollars (hereinafter simply called “dollar”) and its costs are predominantly expressed in reais. Thereby, currencies naturally don’t match between Company’s costs and income. Additionally, Company has debts related to different indexes and currencies that might impact company’s cash flow during their effectiveness. Within this context, derivatives use is ruled by the cash flow protection under the following terms: (i) cash flow protection of appreciation of real against dollar and (ii) protection of debts amortization flow against fluctuation of interest rates, currencies and pulp price.

Policies for use of derivative financial instruments

Fibria’s Board of Directors approved on December 18, 2009 the Market Risks Management Policy and Cash Management Policy. Use of derivative financial instruments is ruled by those Policies. Regarding market risk management, policy is  conservative and every contracted derivative shall be attached to an underlying asset derived from operating flow, commodities volume or debt and its respective index. Thus, only operations with derivatives are allowed if attached to an effective exposure (hedge) and instruments from leverage are not allowed.

Fibria computes Net Exposure to each one of risk factors. When the risk factor regards dollar or euro, minimum and maximum hedge limits are defined for up to 12 months. In case of interests rate risk, operations with term and amounts consistent with the respective debts can be performed, Company shall maintain at least 25% of its debt in fixed rates.  In case of interests rate risk, operations with term and amounts consistent with the respective debts can be performed, Company shall maintain at least 25% of its debt in fixed rates. For other risk factors, any and every operation exceeding the 12-month term, or that, under extreme conditions (stress) represents more than 10% of EBIDTDA, shall be approved by the financial committee.

For analysis of risk factor exposure, in case of Currency, Company’s estimate was considered regarding its export flow, based on the budget reviewed and approved by the board of officers, less costs, investments, debt and derivatives in foreign currency. For other exposures presented, derivatives, debt and cash status were considered for the reference date. Net exposures are provided below, per risk factors, for each one of the 12 subsequent months. Amounts were computed at present value.

Table 1 Exposure per risk factor

Net exposure

Month	Currency(US$)		Pre(R$)		Fixed (US$)
Jan-10	US$	174,434,84	R$	(949,253,413.25)	US$	(145,389,944)
Feb-10	US$	82,915,813	R$	59,936,586.31	US$	(97,420,564)
Mar-10	US$	153,199,134	R$	36,709,761.15	US$	(84,574,172)
Apr-10	US$	161,948,347	R$	64,260,337.50	US$	(57,741,422)
May-10	US$	122,302,055	R$	48,939,475.49	US$	(91,345,715)
Jun-10	US$	163,476,491	R$	(974,489,384.54)	US$	(52,839,439)
Jul -10	US$	122,928,640	R$	36,847,947.58	US$	(39,916,850)
Aug-10	US$	148,942,414	R$	(101,681,861.83)	US$	(60,651,208)
Sep-10	US$	30,131,312	R$	3,276,185.87	US$	(11,393,392)
Oct-10	US$	120,617,543	R$	(395,888,726.50)	US$	(73,508,161)
Nov-10	US$	201,626,583	R$	4,891,544.68	US$	(42,488,926)
Dec-10	US$	221,858,049	R$	(139,810,781.89)	US$	(28,353,779)

Contracted derivatives

Find below the summary table of operations with derivatives in which Fibria is the counterpart in such date. Tables below present the same operations with divisions in different categories.
After that each one of the contracted derivatives and protected object is described. Amounts are expressed in reais and dollars.

Table 2 - Contracted derivatives

		Reference Amount (Notional)				Fair Value
Description	Type of Derivative	4th quarter		3rd quarter		4th quarter		3rd quarter
Flow Hedge	NDF	US$	(272,000,000)	US$	(141,000,000)	R$	13,473,628	R$	8,300,223
Flow Hedge	Call	US$	(90,000,000)	US$	(140,000,000)	R$	(635,376)	R$	(5,054,756)
Flow Hedge	Swap JPY x USD	US$	45,000,000	US$	45,000,000	R$	7,729,000	R$	10,619,646
Flow Hedge	Swap Libor x Dl	US$	50,000,000	US$	50,000,000	R$	(18,201,953)	R$	(15,285,238)
Flow Hedge	Swap Libor x Fixed	US$	388,100,000	US$	388,100,000	R$	(6,265,428)	R$	(5,415,677)
Flow Hedge	Swap USD x Dl	US$	-	US$	100,000,000	R$	-	R$	(67,723,599)
Flow Hedge	Swap Dl x USD	US$	37,000,000	US$	41,000,000	R$	9,022,879	R$	9,489,378

Table 3 – Summary of derivatives per type of agreement

	Notional Value				Fair Value
Type	31/Dec/09		30/Sep/09		31/Dec/09		30/Sep/09
Futures Agreements
Flow Hedge (NDF)	US$	(272,000,000)	US$	(141,000,000)	R$	13,473,628	R$	8,300,223

Swaps Agreements
Dollar active status	US$	50,000,000	US$	150,000,000
Dollar passive status	US$	86,000,000	US$	86,000,000	R$	(7,715,502)	R$	(68,315,489)
Yen active status	US$	45,000,000	US$	45,000,000
Options Agreement
Flow Hedge (Call)	US$	(90,000,000)	US$	(140,000,000)	R$	(635,376)	R$	(5,054,756)
Total					R$	5,122,750	R$	(65,070,022)

Table 4 – Summary of derivatives per strategy

	Notional Value				Fair Value				Profit/ Loss (4th qua 2009)						Profit/ Loss not realized per year
									Amounts																After
Type	31/Dec/09		30/Sep/09		31/Dec/09		30/Sep/09		received		Amounts paid		Net		2010		2011		2012		2013		2014		2014
Exchange hedge
Flow hedge	US$	(362,000,000)	US$	(281,000,000)	R$	12,838,252	R$	3,245,468		3,664,017		-		3,664,017		12,838,252		-		-
Debt hedge	US$	136,000,000	US$	236,000,000	R$	(1,450,074)	R$	(62,899,813)		61,918,552		(73,926,058)		(12,007,506)		(18,500,775)		(239,998)		(78,582)		(60,283)		17.429.564

Interest
Rate
Hedge
Debt hedge	US$	438,100,000	US$	438,100,000	R$	(6,265,428)	R$	(5,415,677)		-		(1,764,799)		(1,764,799)		(6,448,771)		(3,170,213)		1,216,945		1,843,585		293.026
Total					R$	5,122,750	R$	(65,070,022)	R$	65,582,569	R$	(75,690,857)	R$	(10,108,288)	R$	(12,111,294)	R$	(3,410,211)	R$	1,138,363	R$	1,783,302	R$	17,722,591	R$

Fair value does not represent obligation of immediate cash payment, once such effect will only occur in the dates of contractual verification or of maturity of each operation, when result will be assessed, according to the case and market conditions in such dates. Outstanding agreements on December 31, 2009 are not subject to margin requirements or any other mechanism that might result in dismount or advanced adjustment.
Each one of the effective derivatives and instruments subject to protection are described below. All operations are over the counter operations.

Non-deliverable forward (NDF)
Fibria performed sales of conventional dollar future in order to protect part of the export income against appreciation of real against dollar.

Conventional European Options (Call)
Fibria has positions sold in dollar purchase options (calls) in order to protect part of the export income against exchange variation. On December 31, 2009, all options were out of the money.

Conventional swap LIBOR X DI
Fibria has position in a conventional swap of LIBOR 3M x DI entered into in 2008, in a period where a funding related to LIBOR 3M rate was expected. Funding was cancelled due to material change in the market during the economic crisis since the 2nd quarter of 2008. Operation was maintained for protection of other debts related to LIBOR.

Conventional swap LIBOR x Fixed
Fibria has conventional swaps positions of de LIBOR 3M x Fixed in order to protect debts related to LIBOR. Such swaps are related to debts concerning amounts, terms and cash flows.

Conventional swap JPY x USD
Fibria has conventional swap positions of yens against dollar in order to eliminate yen exposure resulting from issuance of a Bond in this currency. Those swaps are related to debts regarding values, terms and cash flow.

Conventional swap USD X DI
Fibria had conventional swap positions of dollar against DI. These operations fell due during the 4th quarter of 2009.

Conventional swap DI X US$
Fibria, through its subsidiary Portcel has position in a conventional swap operation CDI x US$ in order to convert a NCE indexed to CDI to dollar.

Assessment of fair value of derivative financial instruments

Fibria assesses fair value of its derivative agreements and understand that such amounts might be different than the mark to market (MtM) amounts that represent the amount estimated for an eventual advanced settlement. Such divergence might occur due to liquidity, spreads, counterpart interest in advanced settlement, among others. Regardless of that, Fibria believes that amounts obtained for those agreements, according to the methods described below, reliably represent its fair values.

Methods for assessment of fair value of derivative financial instruments used by Fibria for protection operations were ruled by use of procedures commonly applied in the market and compliant with theoric bases widely tested. For each one of the instruments, a summary of the procedure used to obtain fair value is described below:
Non-deliverable forward – a projection of future currency quotation, asset subject to such derivative, through curves of exchange coupon and fixed in reais for each maturity is performed. After that, the difference between this quotation obtained and  the contracted rate is verified. Such difference is multiplied by the notional amount of each agreement and is carried to the present value by the fixed rate in reais.

Swap agreements – both present value of active index edge and passive index edge are estimated by the discount of cash flows by the market interests rate for the currency in which swap is expressed.

European dollar options – they are evaluated by the Black & Scholes method, which allows pricing of exchange options based on the demand currency price, on internal and external interest rates, on currency market volatility, on option exercise price and on the period until maturity.

Statement of sensitivity analysis
According to Resolution 475 of CVM, sensitivity analysis presented for outstanding positions is based on three scenarios. Data of market curves and quotations were collected from Bloomberg L.P.

Scenario I: probable – based on market curves and quotations as of December 31, 2009. Management believes market conditions observed in the end of December form a probable scenario.

Scenario II: considers an impact of 25% on variable of risk considered in the probable scenario, negatively affecting fair value of derivatives positions;

Scenario III: considers an impact of 50% on variable of risk considered in the probable scenario, negatively affecting fair value of derivatives positions;

We present below statements of sensitivity analysis for derivative financial instruments. Table 5 presents assets or liabilities of underlying protection, derivative used for protection and net result projected for the operation in three different scenarios.

Table 5 – Derivatives Sensitivity

In R$
	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
I	Export Flow	USD	Dollar high	R$	486,955,400	R$	608,694,250	R$	730,433,100
I	NDF	USD	Dollar high	R$	12,352,190	R$	(109,386,660)	R$	(231,125,510)
			Result	R$	499,307,590	R$	499,307,590	R$	499,307,590

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
II	Export Flow	USD	Dollar high	R$	158,977,186	R$	198,721,483	R$	238,465,779
II	Call	USD	Dollar high	R$	-	R$	(13,421,483)	R$	(53,165,779)
			Result	R$	158,977,186	R$	185,300,000	R$	185,300,000

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
III	Prepayment	Libor 3M	Libor 3M drop	R$	(88,807,531)	R$	(88,794,160)	R$	(88,780,789)
III	Swap Libor x DI	Libor 3M x CDI	Libor 3M drop		(17,328,518.29)		(17,341,889.25)		(17,355,260.22)
			Net	R$	(106,136,049)	R$	(106,136,049)	R$	(106,136,049)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
III	Prepayment	Libor 3M	CDI high	R$	(88,807,531)	R$	(88,807,531)	R$	(88,807,531)
III	Swap Libor x DI	Libor 3M x CDI	CDI high		(17,328,518.29)		(18,343,808.52)		(19.344.319,22)
			Net	R$	(106,136,049)	R$	(107,151,340)	R$	(108,151,850)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
III	Prepayment	Libor 3M	Dollar high	R$	(88,807,531)	R$	(111,009,414)	R$	(133,211,297)
III	Swap Libor x DI	Libor 3M x CDI	Dollar high		(17,328,518.29)		5,069,294.04		27.467.106,37
			Net	R$	(106,136,049)	R$	(105,940,120)	R$	(105,744,190)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
IV	Prepayment	Libor 3M	Libor 3M drop	R$	(815,010,000)	R$	(806,218,333)	R$	(797,426,665)
IV	Swap Libor x Fixed	Libor 3M x Fixed	Libor 3M drop		(6,166,412.80)		(14,958,080.38)		(23.749.747,96)
				R$	(821,176,413)	R$	(821,176,413)	R$	(821,176,413)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
V	Bond	JPY	USD high	R$	(150,243,543)	R$	(150,243,543)	R$	(150,243,543)
V	Swap JY x USD	JPY x USD	USD high		15,452,495.14		(20,673,025.97)		(56.798.547,07)
			Net	R$	(134,791,048)	R$	(170,916,569)	R$	(207,042,090)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
VI	NCE	DI	USD high	R$	(98,863,384)	R$	(98,863,384)	R$	(98,863,384)
VI	Swap DI x USD	DI x USD	USD high		10,547,156.47		(11,531,900.48)		(33.610.957,43)
			Net	R$	(88,316,228)	R$	(110,395,285)	R$	(132,474,342)

	Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
VI	NCE	DI	Dollar drop	R$	(98,863,384)	R$	(93,591,136)	R$	(88,242,251)
VI	Swap DI x USD	DI x USD	Dollar drop		10,547,156.47		5,274,907.75		(73.976,76)
			Net	R$	(88,316,228)	R$	(88,316,228)	R$	(88,316,228)

Find below the sensitivity of the consolidated portfolio of derivatives for several levels of dollar quotation, since this is the most relevant risk factor in the derivatives portfolio. Data presented assume other risk factors included.

Table 6 – Derivatives portfolio sensitivity to dollar

[Key:]
Fibria’s Derivatives Portfolio
Milhões: Million
Sensibilidade: Sensitivity
Cotação do dólar: Dollar Quotation

Table below presents sensitivity of main Company’s debts and investments related to several indexes.

Table 7 – Sensitivity of main debts

In R$
Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
BNDES	TJLP	TJLP high	R$	2,007,720,176	R$	2,377,154,589	R$	2,498,007,852
BNDES	UMBND	ECM high	R$	358,223,304	R$	406,081,708	R$	422,176,600
BNDES	UMBND	UMBND high	R$	358,223,304	R$	447,779,130	R$	537,334,956
Debt	Libor	Libor high	R$	10,808,703,283	R$	10,960,710,223	R$	11,118,647,072
Debt	Libor	Dollar high	R$	10,808,703,283	R$	13,510,879,103	R$	16,213,054,924
Debt	CDI	CDI high	R$	294,651,597	R$	303,482,720	R$	314,881,286
Debt	Dollar	Dollar high	R$	606,807,378	R$	758,509,223	R$	910,211,068

Table 8 – Main investments sensitivity

In R$
Description	Indexes	Risk	Probable Scenario		Possible Scenario (25%)		Remote Scenario (50%)
Investments	CDI	CDI drop	R$	3.397.547.274	R$	3.298.343.677	R$	3.200.611.656
Investments	Dollar	Dollar drop	R$	303.849.831	R$	227.887.373	R$	151.924.916

Credit Risk

Fibria is subject to credit risk with counterparts in the following financial instruments: derivatives, time deposits, CDBs, RDBs, Fixed Income Box and committed operations. Table below presents ratings of counterparts in those operations, last ratings disclosed to the market are reference.

Tabela 1 Table 9 – Counterparts ratings

Counterpart	Moody’s	S&P	Fitch
Banco ABC Brasil S.A.	Aa1.br [3]	-	AA- (bra)
Banco Alfa de Investimentos S.A.	-	-	A+(bra)
Banco BNP Paribas Brasil S.A.	-	brAAA	-
Banco Bradesco S.A.	Aaa.br [3]	brAAA	AAA(bra)
Banco Citibank S.A.	-	brAAA	-
Banco do Brasil S.A.	Aaa.br [3]	-	AA+(bra)
Banco Safra S.A.	Aaa.br [3]	-	AA+(bra)
Banco Santander (Brasil) S.A.	Aaa.br [3]	brAAA	AAA(bra)
Banco Votorantim S.A.	Aaa.br [3]	brAA+	AA+(bra)
BES Investimento do Brasil S.A.	Aaa.br [3]	-	-
HSBC Bank Brasil S.A.	Aaa.br [3]	-	-
Itaú Unibanco Banco Múltiplo S.A.	Aaa.br [3]	brAAA	AAA(bra)
Standard Bank	BBB+	BBB+	A3
Barclays*	A1	A+	AA-
Goldman Sachs Group Inc*	A1	A	A+
JP Morgan*	Aa1	AA-	AA-
Morgan Stanley*	A2	A	A
*Global scale rating
Source: Bloomberg

Liquidity risk

Regarding Liquidity Risk, Fibria’s policy is to maintain cash and net financial investments of, at least, the amount corresponding to estimate payments of financial and operating expenses for the next three months. All derivatives used were performed in over the counter market and they do not require margins. Financial investments are mostly net.

Products curves

To form curves used for derivatives pricing BM&F’s public data and proprietary data from Bloomberg L.P. were used. Curves are presented below in vertices.

Interest rate (real)
Vertex	Rate (p.a.)
1M	8.6310%
6M	9.2170%
1A	10.4925%
2A	11.8640%
3A	12.4334%
5A	12.7923%
10A	13.3138%

Interest rate (dollar)
Vertex	Rate (p.a.)
1M	0.1980%
6M	0.4108%
1A	0.9617%
2A	1.4448%
3A	2.1187%
5A	3.2406%
10A	5.0245%

Dollar coupon
Vertex	Rate (p.a.)
1M	-0.1978%
6M	0.9335%
1A	1.7933%
2A	2.8154%
3A	3.4873%
5A	4.9910%
10A	6.6258%

DCI Projection
Vertex	Rate (p.a.)
1M	8.6320%
6M	9.7091%
1A	12.4013%
2A	13.1323%
3A	13.1084%
5A	13.2485%
10A	14,2829%

Dollar volatility surface
	10D Put	25D Put		25D Call	10D Call
Months	USD	USD	ATM	USD	USD
1	11.8450%	11.8600%	12.6150%	15.3500%	18.2500%
2	14.7150%	14.7750%	16.2100%	19.3400%	22.6800%
3	15.1900%	15.4200%	17.0500%	20.5200%	24.2950%
4	15.2925%	15.5925%	17.3675%	21.1075%	25.0925%
5	15.4475%	15.8525%	17.7675%	21.6775%	25.8225%
6	15.5225%	15.9775%	18.0225%	22.0675%	26.3025%
7	15.6850%	16.1300%	18.2650%	22.4900%	26.9700%
8	15.8650%	16.3200%	18.4750%	22.7300%	27.2450%
9	16.0250%	16.5200%	18.7100%	23.0250%	27.6450%
10	16.1350%	16.6950%	18.8950%	23.2800%	27.8900%
11	16.2400%	16.8150%	19.0750%	23.4750%	28.1450%
12	16.3800%	16.9000%	19.1100%	23.4300%	28.0300%
13	16.5050%	16.9800%	19.1250%	23.3700%	27.9000%
14	16.5950%	17.0300%	19.0950%	23.3300%	27.8200%
15	16.6650%	17.0700%	19.1150%	23.3100%	27.7700%
16	16.7250%	17.1200%	19.1550%	23.2900%	27.7150%
17	16.7950%	17.2500%	19.3950%	23.5850%	28.0250%
18	16.8000%	17.3350%	19.5700%	23.8050%	28.2300%
19	16.8950%	17.4550%	19.7450%	24.0400%	28.5300%
20	17.0150%	17.5950%	19.9500%	24.2550%	28.7650%
21	16.8650%	17.4500%	19.7450%	24.0900%	28.6700%
22	16.7250%	17.4050%	19.6750%	24.0500%	28.5250%
23	16.8625%	17.5150%	19.7050%	24.0400%	28.4750%
24	16.9850%	17.6150%	19.7625%	24.0650%	28.4625%

18.	Financial Income

Parent company and consolidated financial income for the period ended on December 31, 2009 is determined as follows:

	Parent Company		Consolidated
	2009	2008	2009	2008
Financial expenses
Loss with financial instruments - derivatives	-	(334,619)	-	(914,522)
Interest on borrowings and funding	(239,469)	(167,057)	(841,054)	(192,711)
Interest appropriation – Aracruz accounts payable	(166,469)		1,693,095	-
Monetary indexation – liabilities with third parties	-	(144,731)	44,114	-
Interest on equity	-		-	-
Other financial expenses	(15,406)	(153,479)	(135,248)	(340,976)
Expenses related to acquisition of treasury shares			-	-

Financial income
Income from financial investments	94,354	47,217	190,517	145,575
Other financial income	7,825		79,500	-

Exchange variations and fair value of operations with derivatives, net	20,196		210,086	-
Exchange variations on borrowings and funding	862,197	(928,911)	985,631	(963,021)
Exchange and monetary variations – other assets and liabilities	(77,281)		(65,634)
Other variations			(391,348)	40,983

Net financial income	485,947	(1,681,580)	1,769,659	(2,224,671)

19.	Variable compensation program

Company and its subsidiaries have a variable compensation program for their employees related to the action plan and to meet specific goals according to cash generation, which are established and agreed in the beginning of each year. On December 31, 2009, company recorded provision for interests in results in the amount of $54,771.

20.	Private contribution pension plan and health care to retirees

In 2000, Company joined Funsejem - Fundação Senador José Ermírio de Moraes, a private pension plan closely held fund, not for profit, that serves company’s employees of Votorantim Group. Under the terms of the fund’s regulation, Company’s contributions to Funsejem are equal to the level of contribution of the employee, limited to 6% of the salary; Contributions performed by the Company in the period ended on December 31, 2009 totaled R$4,504. Contributions performed by employees and managers in the period ended on December 31, 2009 totaled R$4,373. Aracruz joined ARUS - Fundação Aracruz de Seguridade Social, a closely held entity for private pension plan, not for profit, operating under multi-sponsored fund. In September 1998, existing benefits plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement Plan). Company sponsors Arus Retirement Plan. On December 31, 2009, Aracruz’s total contribution was R$6,329 (R$6,973 in 2008). In case of hypothetical withdrawal of sponsor of Arus Retirement Plan, sponsor’s commitment computed according to Resolution No. 06/88 is totally covered by the plan assets.

Company entered an agreement with the Union of Paper, Pulp and Wood Pulp for Paper Industry of the State of São Paulo ensuring costing of permanent health care (SEPACO) to its employees, dependants, until majority, and to spouses, for life.

Company’s policies defines that the benefit cost will be allocated during employee’s active career, in the period between the hiring date in the company and date in which employee is entitled to receive health care benefit.

On August 31, 2008, after Ripasa’s spin-off, Company incorporated installment of actuarial liabilities of the lapsed subsidiary along with the amount of R$5,692, which guarantee the same rights to employees that applied for retirement until 1998.

On December 31, 2009, these groups counted on 1,963 participants, actuarial liabilities computed by independent actuary were provisioned in the amount of R$69,469. Actuarial methods adopted comply with NPC No. 26 of IBRACON, countersigned by Resolution CVM No.  371/00, meeting the following economical and biometric hypothesis:

	Percentage
	2009	2008
Discount rate	6,75	7,75
Nominal growth rate of medical costs	3,0	3,0
Rate for increase of use of health care	3,0	3,0
Long-term inflation	4,5	4,5
Biometric chart of general mortality	UP-94	UP-94

Amount recorded as expenses in the period ended on December 31, 2009 was R$ 25,712 (5,500 on December 31, 2008)

Based on the independent actuary report, status of actuary computations was the following:

Conciliations of assets and liabilities	2009	2008
Present Value of Actuary Obligations	74,181	62,257
Fair value of Plan Assets	-	-
Present Value of Obligations exceeding Plan Assets	74,181	62,257
(Profit) and Losses not recognized	21,020	13,789
Total provisioned net Liabilities (Assets) in 2009
Net Liabilities/ (Assets) to be provisioned	53,161	48,468

Reconciliation of liabilities	2009	2008
Present Value of Actuary Obligations	62,257	44,264
Cost of Current Service	-	-
Interest on Actuary Obligations	8,000	5,436
Paid Benefits	(4,282)	(3,409)
(Profit) and Losses	8,206	15,966
Present Value of Actuary Obligations	74,181	62,257

Reconciliation of assets and liabilities	2009	2008
Assets/(Liabilities)	48,467	48,520
Expense(Income) to be Recognized	8,521	5,411
Paid Benefits	(4,282)	(3,409)
Assets/(Liabilities) on 12/31/2009	53,161	48,468

21.	Insurances coverage

Company and its subsidiaries have insurances coverages for amounts under operating risk with maximum indemnity limit of R$5,397,720. Company’s Management considers this amount sufficient to cover eventual responsibility risks, damages with their assets and loss of profit.

Company does not have insurance for its forests. In order to reduce fire risk, internal fire brigade maintains a system of observation towers and fleet of trucks. Company does not have history of significant losses with forests fires.

Company has an insurance policy for national and international transportation (imports) in force until December 2009.

In addition to coverages mentioned above, Company has civil liability policies for directors and officers (D&O) in amounts deemed suitable by the Management.

Adopted premises of risks and its respective coverages, given their nature, are not part of the audit scope of accounting statements, they were not examined by our independent auditors.

22 – Supplementary Information (not audited)

In order to better understand and to compare accounting statements between years, we present pro forma below pro forma consolidated accounting statements of 2008 in the same basis of presentation consolidated accounting statements of 2009, that is, considering full consolidation of balances from the subsidiary Aracruz Celulose S/A, as if acquisition of such subsidiary had occurred in that year.

	Consolidated

Assets	2009	2008

Current
Cash equivalents	3,897,382	1,765,261
Clients	842,188	866,283
Inventories	948,048	1,105,425
Taxes recoverable	411,644	650,935
Other assets	259,348	160,209
Total of current assets	6,358,608	4,548,112

Investment	15,430	21,919
Property, plant and equipment	16,475,918	15,693,923
Intangible	3,578,044	681,211
Taxes recoverable and deferred	1,435,791	1,806,380
Others	459,940	422,608
Total of non-current	21,965,124	18,626,154

Total of Assets	28,323,732	23,174,154

	Consolidated

Liabilities	2009	2008

Current
Suppliers	384,282	422,682
Borrowings and funding	1,477,907	2,979,385

Accounts payable for acquisition of shares	2,430,289

Other liabilities	216,413	621,447
Total of current liabilities	4,508,890	4,023,514

Borrowings and funding	9,552,982	11,453,536

Accounts payable for acquisition of shares	1,253,890
Others	1,192,942	943,200
Discount from exchange of assets	1,781,000	1,781,000

Total of non-current	13,780,813	14,177,736
Shareholders’ equity	10,015,103	4,133,911
Non-controlling shareholders	18,925	838,993

Total of liabilities and shareholders’ equity	28,323,733	23,174,154

	Consolidated

Income	2009	2008

Net income	5,999,606	5,953,320
Costs of products sold	(5,060,754)	(4,352,957)
Gross Profit	938,852	1,600,363
Expenses from sales and administrative	(638,138)	(535,227)
Financial income	1,769,659	(7,285,564)
Others	(78,068)	(270,409)
Operating income	1,992,305	(6,490,837)
Income tax	(774,009)	1,477,210
Interests of minority shareholders	(660,245)	3,703,282
Net Profit	558,051	(1,310,345)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 26, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer